EXHIBIT 99.3

CONSOLIDATED FINANCIAL STATEMENTS

AS AT AND FOR THE YEARS ENDED
DECEMBER 31, 2017 AND 2016

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Yamana Gold Inc. and subsidiaries ("Yamana Gold Inc." or "Company") and all the information in this annual report are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared by management on a going concern basis in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not exact since they include certain amounts based on estimates and judgements. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects. Management has prepared the financial information presented elsewhere in the annual report and has ensured that it is consistent with that in the consolidated financial statements.

Yamana Gold Inc. maintains systems of internal accounting and administrative controls in order to provide, on a reasonable basis, assurance that the financial information is relevant, reliable and accurate and that the Company's assets are appropriately accounted for and adequately safeguarded. The Company's internal control over financial reporting as of December 31, 2017, is based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility principally through its Audit Committee ("Committee").

The Audit Committee is appointed by the Board, and all of its members are independent directors. The Committee meets at least four times a year with management, as well as the external auditors, to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues, to satisfy itself that each party is properly discharging its responsibilities, and to review the quarterly and the annual reports, the consolidated financial statements and the external auditors' reports. The Committee reports its findings to the Board for consideration when approving the consolidated financial statements for issuance to the shareholders. The Committee also considers, for review by the Board and approval by the shareholders, the engagement or reappointment of the external auditors. The consolidated financial statements have been audited by Deloitte LLP, Chartered Professional Accountants, in accordance with Canadian generally accepted auditing standards and standards of the Public Company Accounting Oversight Board (United States) on behalf of the shareholders. Deloitte LLP has full and free access to the Audit Committee.

“Peter Marrone”                “Jason LeBlanc”

Chairman and                 Senior Vice President, Finance and
Chief Executive Officer             Chief Financial Officer

February 15, 2018

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Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Yamana Gold Inc.

Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated financial statements of Yamana Gold Inc. and subsidiaries (the “Company”), which comprise the consolidated balance sheets as at December 31, 2017 and December 31, 2016, the consolidated statements of operations, consolidated statements of comprehensive loss, consolidated statements of changes in equity and consolidated statements of cash flows for the years then ended, and the related notes, including a summary of significant accounting policies and other explanatory information (collectively referred to as the “financial statements”).

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2017 and December 31, 2016, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Report on Internal Control over Financial Reporting
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 15, 2018 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Basis for Opinion
Management’s Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to fraud or error. Those standards also require that we comply with ethical requirements. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. Further, we are required to be independent of the Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada and to fulfill our other ethical responsibilities in accordance with these requirements.

An audit includes performing procedures to assess the risks of material misstatement of the financial statements, whether due to fraud or error, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies and principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a reasonable basis for our audit opinion.

"Deloitte LLP"

Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada

February 15, 2018

We have served as the Company's auditor since 1995.

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Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Yamana Gold Inc.

Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of Yamana Gold Inc. and subsidiaries (the “Company”) as of December 31, 2017, based on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB) and Canadian generally accepted auditing standards, the consolidated financial statements as of and for the year ended December 31, 2017, of the Company and our report dated February 15, 2018, expressed an unmodified/unqualified opinion on those financial statements.

Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

"Deloitte LLP"

Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada

February 15, 2018

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YAMANA GOLD INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31,

(In millions of US Dollars except for shares and per share amounts)	2017	2016
Revenue	$1,803.8	$1,787.7
Cost of sales excluding depletion, depreciation and amortization (Note 7)	(1,042.4)	(1,029.0)
Gross margin excluding depletion, depreciation and amortization	$761.4	$758.7
Depletion, depreciation and amortization	(426.8)	(462.3)
Impairment of mining properties (Note 11)	(256.9)	(711.3)
Mine operating earnings/(loss)	$77.7	$(414.9)

Expenses
General and administrative	(113.6)	(100.2)
Exploration and evaluation	(21.2)	(14.9)
Other expenses (Note 9)	(23.6)	(39.7)
Impairment /(reversal) of non-operating mining properties (Note 11)	(99.6)	96.2
Operating loss	$(180.3)	$(473.5)
Finance income (Note 10)	3.4	1.6
Finance expense (Note 10)	(141.1)	(143.8)
Net finance expense	$(137.7)	$(142.2)
Loss before taxes	$(318.0)	$(615.7)
Current income tax expense (Note 12)	(239.2)	(21.8)
Deferred income tax recovery (Note 12)	353.1	346.7
Income tax recovery from continuing operations	$113.9	$324.9
Net loss from continuing operations	$(204.1)	$(290.8)
Net loss from discontinued operations (Note 6(c))	—	(17.5)
Net loss	$(204.1)	$(308.3)

Attributable to:
Yamana Gold Inc. equityholders	$(194.4)	$(307.9)
Non-controlling interests	(9.7)	(0.4)
Net loss	$(204.1)	$(308.3)

Loss per share attributable to Yamana Gold Inc. equityholders (Note 13)
Loss per share from continuing and discontinued operations - basic and diluted	$(0.21)	$(0.32)
Loss per share from continuing operations - basic and diluted	$(0.21)	$(0.31)

Weighted average number of shares outstanding (in thousands) (Note 13)
Basic	948,187	947,443
Diluted	948,187	947,443
The accompanying notes are an integral part of the Consolidated Financial Statements.

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YAMANA GOLD INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
FOR THE YEARS ENDED DECEMBER 31,

(In millions of US Dollars)	2017	2016
Net loss	$(204.1)	$(308.3)

Other comprehensive income/(loss), net of taxes
Items that may be reclassified subsequently to profit or loss:
Available-for-sale financial assets
- Fair value loss on available-for-sale financial assets, net of income tax of nil	—	(3.1)
- Reclassification adjustments related to available-for-sale financial assets	4.5	—
Cash-flow hedges
- Increase in fair value of hedging instruments	68.3	6.3
- Decrease in fair value of hedging instruments	(62.4)	(7.9)
- Reclassification of (gains)/losses recorded in earnings	(0.3)	2.8
- Tax Impact on fair value of hedging instruments	1.3	(1.0)
	$11.4	$(2.9)
Items that will not be reclassified to profit or loss:
Re-measurement of employee benefit plan	1.3	(1.4)
Total other comprehensive income/(loss)	$12.7	$(4.3)
Total comprehensive loss	$(191.4)	$(312.6)

Attributable to :
Yamana Gold Inc. equityholders	$(182.8)	$(312.2)
Non-controlling interests	(8.6)	(0.4)
Total comprehensive loss	$(191.4)	$(312.6)
The accompanying notes are an integral part of the Consolidated Financial Statements.

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YAMANA GOLD INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31,

(In millions of US Dollars)	2017	2016
Operating activities
Loss before taxes	$(318.0)	$(615.7)
Adjustments to reconcile earnings before taxes to net operating cash flows:
Depletion, depreciation and amortization	426.8	462.3
Share-based payments (Note 29)	12.6	14.2
Finance income (Note 10)	(3.4)	(1.6)
Finance expense (Note 10)	141.1	143.8
Mark-to-market on sales of concentrate and price adjustments on unsettled invoices	(4.0)	(9.1)
Mark-to-market on investments and other assets	2.5	(4.3)
Impairment of mineral properties (Note 11)	356.5	615.1
Amortization of deferred revenue on metal purchase agreements (Note 25)	(8.6)	(6.8)
Other non-cash (recoveries)/expenses (Note 15(d))	(7.8)	36.7
Advanced payments received on metal purchase agreements	6.6	64.0
Decommissioning, restoration and similar liabilities paid (Note 27)	(4.6)	(8.1)
Other cash payments	(6.0)	—
Cash flows from operating activities before income taxes paid and net change in working capital	593.7	690.5
Income taxes paid	(19.0)	(63.9)
Payments made related to the Brazilian tax matters (Note 12(e))	(76.7)	—
Cash flows from operating activities before net change in working capital	$498.0	$626.6
Net change in working capital (Note 15(b))	(14.0)	25.3
Cash flows from operating activities of continuing operations	$484.0	$651.9
Cash flows from operating activities of discontinued operations (Note 6(c))	$—	$12.9
Investing activities
Acquisition of property, plant and equipment (Note 21)	$(643.8)	$(495.4)
Proceeds from sale of Mexican operations (Note 6(c))	—	124.0
Acquisition of Mineração Riacho dos Machados Ltda, net of cash acquired (Note 6(d))	—	(50.2)
Proceeds on disposal of investments and other assets	17.5	33.6
Cash used in other investing activities	(17.9)	(19.7)
Cash flows used in investing activities of continuing operations	$(644.2)	$(407.7)
Cash flows used in investing activities of discontinued operations (Note 6(c))	$—	$(12.9)
Financing activities
Dividends paid (Note 28(b))	$(18.9)	$(28.0)
Interest and other finance expenses paid	(103.8)	(96.2)
Proceeds from Brio Gold Inc. private placement and rights offering (Note 6(b))	71.5	40.7
Repayment of term loan and notes payable (Note 26)	(460.9)	(484.5)
Proceeds from term loan and notes payable (Note 26)	730.0	300.5
Cash flows from/(used in) financing activities of continuing operations	$217.9	$(267.5)
Effect of foreign exchange of non-US Dollar denominated cash and cash equivalents	0.1	0.8
Increase/(Decrease) in cash and cash equivalents of continuing operations	$57.8	$(22.5)
Cash and cash equivalents of continuing operations, beginning of year (Note 15(c))	$97.4	$119.9
Cash and cash equivalents reclassified as held for sale (Note 6(a))	$(6.3)	$—
Cash and cash equivalents, end of year of continuing operations (Note 15(c))	$148.9	$97.4
Supplementary cash flow information (Note 15).
The accompanying notes are an integral part of the Consolidated Financial Statements.

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YAMANA GOLD INC.
CONSOLIDATED BALANCE SHEETS
AS AT DECEMBER 31,

(In millions of US Dollars)	2017	2016
Assets
Current assets:
Cash and cash equivalents (Note 15(c))	$148.9	$97.4
Trade and other receivables (Note 17)	38.6	36.6
Inventories (Note 18)	163.5	254.1
Other financial assets (Note 19)	13.2	14.4
Other assets (Note 20)	119.4	149.9
Assets held for sale (Note 6(a))	355.8	—
	$839.4	$552.4
Non-current assets:
Property, plant and equipment (Note 21)	7,259.7	7,566.3
Other financial assets (Note 19)	26.1	36.1
Deferred tax assets (Note 12(b))	97.8	116.7
Goodwill and intangibles (Note 22)	449.5	481.0
Other assets (Note 20)	90.8	49.2
Total assets	$8,763.3	$8,801.7

Liabilities
Current liabilities:
Trade and other payables (Note 23)	$345.4	$340.0
Income taxes payable	91.8	4.8
Other financial liabilities (Note 24)	203.1	74.5
Other provisions and liabilities (Note 25)	56.7	55.8
Liabilities relating to assets held for sale (Note 6(a))	83.7	—
	$780.7	$475.1
Non-current liabilities:
Long-term debt (Note 26)	1,747.7	1,573.8
Decommissioning, restoration and similar liabilities (Note 27)	258.2	222.2
Deferred tax liabilities (Note 12(b))	1,147.1	1,511.4
Other financial liabilities (Note 24)	85.7	76.9
Other provisions and liabilities (Note 25)	296.6	362.3
Total liabilities	$4,316.0	$4,221.7

Equity
Share capital (Note 28)
Issued and outstanding 948,524,667 common shares (December 31, 2016 - 947,797,596 shares)	$7,633.7	$7,630.5
Reserves (Note 14)	23.8	12.0
Deficit	(3,344.1)	(3,130.3)
Attributable to Yamana Gold Inc. equityholders	$4,313.4	$4,512.2
Non-controlling interest (Note 30)	133.9	67.8
Total equity	$4,447.3	$4,580.0
Total liabilities and equity	$8,763.3	$8,801.7
Contractual commitments and contingencies (Notes 33 and 34).
The accompanying notes are an integral part of the Consolidated Financial Statements.

Approved by the Board

“Peter Marrone”	“Richard Graff”
PETER MARRONE	RICHARD GRAFF
Director	Director

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YAMANA GOLD INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31,

(In millions of US Dollars)	Share capital	Reserves (Note 14)	Deficit	Equity attributable to Yamana shareholders	Non- controlling interest	Total equity
Balance as at January 1, 2016	$7,625.4	$18.6	$(2,802.7)	$4,841.3	$23.3	$4,864.6
Total comprehensive loss
Net loss	—	—	(307.9)	(307.9)	(0.4)	(308.3)
Other comprehensive loss, net of income tax	—	(4.3)	—	(4.3)	—	(4.3)
	—	(4.3)	(307.9)	$(312.2)	(0.4)	(312.6)
Transactions with owners
Exercise of share options and share appreciation rights (Note 28(a))	0.3	0.5	—	0.8	—	0.8
Offering of purchase rights of Brio Gold Inc. (Note 6(b))	—	—	—	—	37.9	37.9
Issued on vesting of restricted share units (Note 28(a))	4.5	(4.5)	—	—	—	—
Vesting restricted share units (Note 29)	—	1.7	—	1.7	7.0	8.7
Dividend reinvestment plan (Note 28(a))	0.3	—	—	0.3	—	0.3
Dividends (Note 28(b))	—	—	(19.7)	(19.7)	—	(19.7)
Balance as at December 31, 2016	$7,630.5	$12.0	$(3,130.3)	$4,512.2	$67.8	$4,580.0
Balance as at January 1, 2017	$7,630.5	$12.0	$(3,130.3)	$4,512.2	$67.8	$4,580.0
Total comprehensive loss
Net loss	—	—	(194.4)	(194.4)	(9.7)	(204.1)
Other comprehensive income, net of income tax	—	11.6	—	11.6	1.1	12.7
	—	11.6	(194.4)	(182.8)	(8.6)	(191.4)
Transactions with owners
Offering of purchase rights of Brio Gold Inc. (Note 6(b))	—	—	—	—	70.9	70.9
Issued on vesting of restricted share units (Note 28(a))	2.9	(2.9)	—	—	—	—
Vesting restricted share units (Note 29)	—	3.1	—	3.1	7.0	10.1
Restricted share units cancellation	—	—	—	—	(3.2)	(3.2)
Dividend reinvestment plan (Note 28(a))	0.3	—	—	0.3	—	0.3
Dividends (Note 28(b))	—	—	(19.4)	(19.4)	—	(19.4)
Balance as at December 31, 2017	$7,633.7	$23.8	$(3,344.1)	$4,313.4	$133.9	$4,447.3
 The accompanying notes are an integral part of the Consolidated Financial Statements.

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YAMANA GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2017 and December 31, 2016
(Tabular amounts in millions of US Dollars, unless otherwise noted)

1.    NATURE OF OPERATIONS

Yamana Gold Inc. and subsidiaries (the “Company” or “Yamana”) is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions throughout the Americas including in Canada, Brazil, Chile and Argentina.  Yamana plans to continue to build on this base through existing operating mine expansions and optimization initiatives, development of new mines, the advancement of its exploration properties and, at times, by targeting other gold consolidation opportunities with a primary focus in the Americas.

The address of the Company’s registered office is 200 Bay Street, Suite 2200, Royal Bank Plaza North Tower Toronto, Ontario, Canada, M5J 2J3. The Company is listed on the Toronto Stock Exchange (Symbol: YRI) and The New York Stock Exchange (Symbol: AUY).

The consolidated financial statements of the Company as at and for the years ended December 31, 2017 and December 31, 2016 are comprised of the Company, its subsidiaries and its joint operation of the Canadian Malartic mine ("Canadian Malartic") ("Consolidated Financial Statements").

2.    BASIS OF PREPARATION AND PRESENTATION

These Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), effective as of December 31, 2017.

The Consolidated Financial Statements have been prepared on a going concern basis using historical cost except for those assets and liabilities that are measured at revalued amounts or fair values at the end of each reporting period as explained in Note 3: Significant Accounting Policies to the Company's Consolidated Financial Statements. Additionally, these Consolidated Financial Statements have been prepared using the accrual basis of accounting, except for cash flow information.

The functional and presentation currencies of the Company and all its subsidiaries is the United States Dollar ("US Dollars"), and all values herein are rounded to the nearest million except where otherwise indicated.

The Consolidated Financial Statements were authorized for issuance by the Board of Directors of the Company on February 14, 2018.

3.     SIGNIFICANT ACCOUNTING POLICIES

The accounting policies summarized below have been applied consistently in all material respects in preparing the Consolidated Financial Statements.

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(a)    Basis of Consolidation

The Consolidated Financial Statements include the accounts of Yamana Gold Inc. (parent and ultimate holding company) and the following significant entities as at December 31, 2017 and 2016:

			Interest
Legal Entity	Mine	Country of incorporation	2017	2016
Mineração Maracá Industria e Comércio S.A.	Chapada	Brazil	100%	100%
Minera Meridian Ltda.	El Peñón	Chile	100%	100%
Canadian Malartic Corporation - a joint operation (Note 3(b))	Canadian Malartic	Canada	50%	50%
Minera Florida Ltda.	Minera Florida	Chile	100%	100%
Jacobina Mineração e Comércio Ltda.	Jacobina	Brazil	100%	100%
Minas Argentinas S.A.	Gualcamayo	Argentina	100%	100%

The Company's Consolidated Financial Statements also include the Company's 100%-owned development property, Cerro Moro in Argentina which is under construction, Yamana Gold Ontario in Canada, Agua Fria in Chile, the Company’s 56.7% interest in Agua De La Falda S.A. ("ADLF"), and the Company's 53.6% interest in Brio Gold Inc. ("Brio Gold").

The financial statements of entities which are controlled by the Company through voting equity interests, referred to as subsidiaries, are consolidated. Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Control is determined to be achieved if, and only if, the Company has:

•	Power over the investee (i.e., existing rights providing the ability to direct the relevant activities of the investee);

•	Exposure, or rights, to variable returns from its involvement with the investee;

•	The ability to use its power over the investee to affect its returns.

The Company re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control described above. Consolidation of an investee begins when the Company obtains control over the investee and ceases when the Company loses control of the investee. Assets, liabilities, income and expenses of an investee are included in the Consolidated Financial Statements from the date the Company gains control or joint control until the date the Company ceases to control the investee.

Profit or loss and each component of other comprehensive income ("OCI") are attributed to the equityholders of the Company and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. When necessary, adjustments are made to the financial statements of subsidiaries to conform to the Company’s accounting policies.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction. If the Company loses control over a subsidiary, it derecognizes the related assets (including goodwill as applicable), liabilities, non-controlling interest and other components of equity while any resultant gain or loss is recognized in profit or loss. Any investment retained is recognized at fair value.

All intercompany assets and liabilities, equity, income, expenses and cash flows between the Company and its subsidiaries are eliminated on consolidation.

The Company does not have any material off-balance sheet arrangements, except as noted in Note 33: Contractual Commitments to the Company's Consolidated Financial Statements.

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(b)	Joint Arrangements

Joint arrangements are those entities over whose activities the Company has joint control, established by contractual agreement. The Consolidated Financial Statements include the Company’s share of its 50% interest in Canadian Malartic’s assets, liabilities, revenue and expenses with items of a similar nature on a line-by-line basis in accordance with its share in those entities and from the date that joint control commences until the date that control ceases. A jointly controlled operation is a joint arrangement carried on by each party in the joint arrangement using its own assets in pursuit of the joint operations. In assessing whether a joint arrangement is a joint operation or a joint venture, the rights and obligations arising from the joint arrangement are considered including:

•	The structure and legal form of the arrangement,

•	The terms agreed by the parties in the contractual arrangement and, when relevant,

•	Other facts and circumstances.

When accounting for the acquisition of interests in joint operations in which the activity constitutes a business, the Company applies IFRS 3 Business Combinations (“IFRS 3”) and the guidance on business combinations in other IFRSs except for those principles that conflict with the guidance in IFRS 11 Joint Arrangements.  Identifiable assets and liabilities are measured, subject to the exceptions in IFRS 3, at fair value and the residual recognized as goodwill. Furthermore, transaction costs are expensed as incurred and deferred taxes are recognized on initial recognition of assets and liabilities.

For a joint operation, the Consolidated Financial Statements include the assets that the Company controls and the liabilities that it incurs in the course of pursuing the joint operation and the expenses that the Company incurs and its share of the income that it earns from the joint operation. For a joint venture, the Consolidated Financial Statements include the Company’s investment in the joint venture, which is accounted for using the equity method.

(c)	Foreign Currency Translation

The Company's mining operations operate primarily within an economic environment where the functional currency is the US Dollar. Transactions in foreign currencies are translated to functional currency at exchange rates in effect at the dates of the transactions. Monetary assets and liabilities of the Company's operations denominated in a currency other than the US Dollar are translated into US Dollars at the exchange rate prevailing as at the balance sheet date. Non-monetary assets and liabilities are translated at historical exchange rates prevailing at each transaction date. Revenue and expenses are translated at the average exchange rates prevailing during the year, with the exception of depletion, depreciation and amortization which is translated at historical exchange rates. Exchange gains and losses from translation are included in earnings. Foreign exchange gains and losses related to income taxes, if any, are reported within the income tax expense line in the Company's consolidated statement of operations.

(d)	Business Combinations

A business combination requires that the assets acquired and liabilities assumed constitute a business. A business consists of inputs and processes applied to those inputs that have the ability to create outputs. Although businesses usually have outputs, outputs are not required for an integrated set of activities and assets to qualify as a business as the Company considers other factors to determine whether the set of activities and assets is a business. A transaction does not qualify as a business combination when significant inputs, processes, and outputs that together constitute a business were not identified; the transaction is then accounted for as a purchase of assets and assumption of liabilities.

Business combinations are accounted for using the acquisition method whereby the identifiable assets acquired and the liabilities assumed are recorded at acquisition-date fair values; non-controlling interests in an acquiree that are present ownership interests and entitle their holders to a proportionate share of the entity's net assets in the event of liquidation are measured at either fair value or at the non-controlling interests' proportionate share of the recognized amounts of the acquiree's net identifiable assets. The choice of measurement basis is made on a transaction by transaction basis.

The excess of (i) total consideration transferred by the Company, measured at fair value, including contingent consideration, and (ii) the non-controlling interests in the acquiree, over the acquisition-date fair value of the net of the assets acquired and liabilities assumed, is recorded as goodwill. If the fair value attributable to the Company's share of the identifiable net assets exceeds the cost of acquisition, the difference is recognized as a gain in the consolidated statement of operations.

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Should the consideration be contingent on future events, the preliminary cost of the acquisition recorded includes management's best estimate of the fair value of the contingent amounts expected to be payable. Preliminary fair values of net assets are finalized within one year of the acquisition date with retrospective restatement to the acquisition date as required.

The information necessary to measure the fair values as at the acquisition date of assets acquired and liabilities assumed requires management to make certain judgements and estimates about future events, including but not limited to estimates of mineral reserves and mineral resources acquired, exploration potential, future operating costs and capital expenditures, future metal prices and future foreign exchange rates. Changes to the preliminary measurements of assets and liabilities acquired are retrospectively adjusted when new information is obtained until the final measurements are determined within one year of the acquisition date.

(e)	Impairment and Reversal of Impairment of Non-Current Assets and Goodwill

The Company assesses at the end of each reporting period whether there is any indication, from external and internal sources of information, that an asset or cash generating unit (“CGU”) may be impaired.

A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The Company defines a CGU as an area of interest. An area of interest is an area of similar geology; an area of interest includes exploration tenements/licenses, which are geographically close together, are managed by the same geological management group and have similar prospectivity. An area of interest may be categorized as project area of interest or exploration area of interest as defined by the geology/exploration team of the Company. A project area of interest represents an operating mine or a mine under construction and its nearby exploration properties, which are managed by the Company's operations group. An exploration area of interest represents a portfolio or pool of exploration properties which are not adjacent to an operating mine or a mine under construction; an exploration area of interest is managed by the Company's exploration group.

Information the Company considers as impairment indicators include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of the asset or CGU. Internal sources of information include the manner in which property and plant and equipment are being used or are expected to be used and indications of economic performance of the assets, historical exploration and operating results. Estimates include but are not limited to estimates of the discounted future after-tax cash flows expected to be derived from the Company's mining properties, costs to sell the mining properties and the discount rate. Reductions in metal price forecasts, increases in estimated future costs of production, increases in estimated future capital costs, reductions in the amount of recoverable mineral reserves and mineral resources and/or adverse current economics can result in a write-down of the carrying amounts of the Company's mineral properties and/or goodwill.

If indication of impairment exists, the Company estimates the recoverable amount of the asset or CGU to determine the amount of impairment loss. For exploration and evaluation assets, indicators include but are not limited to, continuous downward trend in metal prices resulting in lower in-situ market values for exploration potential, expiration of the right to explore, substantive expenditure in the specific area is neither budgeted nor planned, and if the entity has decided to discontinue exploration activity in the specific area.

When an impairment review is undertaken, recoverable amount is assessed by reference to the higher of 1) value in use and 2) fair value less costs of disposal (“FVLCD”). The best evidence of FVLCD is the value obtained from an active market or binding sale agreement. Where neither exists, FVLCD is based on the best information available to reflect the amount the Company could receive for the CGU in an arm's length transaction. This is often estimated using discounted cash flow techniques. Where recoverable amount is assessed using discounted cash flow techniques, the resulting estimates are based on detailed mine and/or production plans and assumptions a market participant may take into account. For value in use, recent cost levels are considered, together with expected changes in costs that are compatible with the current condition of the business and which meet the requirements of IAS 36 Impairment of Assets. Assumptions underlying recoverable amount estimates are subject to significant risks and uncertainties. Where third-party pricing services are used, the valuation techniques and assumptions used by the pricing services are reviewed by the Company to ensure compliance with the accounting policies and internal control over financial reporting of the Company. The Company assesses at the end of each reporting period whether there is any indication that an impairment loss recognized in prior periods for an asset other than goodwill may no longer exist or may have decreased. If any such indication exists, the Company estimates the recoverable amount and considers the reversal of the impairment loss recognized in prior periods up to the carrying amount of the CGU (net of amortization or depreciation) as if no impairment had been recognized in the past.

The Company tests for impairment of goodwill and indefinite-life intangibles or intangible assets not yet available for use at least on an annual basis or upon the occurrence of a triggering event or circumstance that indicates impairment. For the purposes of impairment testing, goodwill

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is allocated to the CGUs that are expected to benefit from the synergies of the combination in which the goodwill arose. An impairment loss recognized for goodwill is not reversed in a subsequent period.

(f)	Operating Segments

The Company bases its operating segments on the way information is reported and used by the Chief Operating Decision Makers ("CODM"). The Company has seven core reportable operating segments as follows:

•	Chapada mine in Brazil,

•	El Peñón mine in Chile,

•	Canadian Malartic mine in Canada (50% interest),

•	Minera Florida mine in Chile,

•	Jacobina mine in Brazil,

•	Gualcamayo mine in Argentina, and

•	Brio Gold Inc.

In addition to the above reportable operating segments, the Company aggregates and discloses the financial results, under "Corporate and other", of other operating segments having similar economic characteristics as reviewed by the CODM and include, but are not limited to other exploration properties and corporate entities as these operating segments do not qualify as core reportable operating segments nor do any individually, based on their materiality, performance or prospects for future net cash flows, assist in more informed judgements about the entity as a whole.

The Company’s CODM, comprised of the senior management team, performs planning, reviews results of operations, assesses performance and makes resource allocation decisions based on the segment structure described above at an operational level on a number of measures, which include mine operating earnings, production levels and unit production costs. The Company's CODM also relies on a management team with its members positioned in the geographical regions where the Company's key mining operations are located. Segment results that are reported to the Company's CODM include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

Each segment derives its revenues mainly from the sales of precious metals through specific channels and processes as coordinated and managed by the corresponding divisional management group. General and administrative, exploration and evaluation, net finance income or expense, and other operating expenses such as impairment charges and reversals and investment write-down are managed mainly on a consolidated basis and are therefore, not reflected in detail in the measure of segment profit or loss for each reportable segment.

(g)	Non-Current Assets Held for Sale and Discontinued Operations

Non-current assets and disposal groups are classified as held for sale if their carrying value will be recovered principally through a sale transaction rather than through continuing use.  The criteria for held for sale classification is regarded as met only when the sale is highly probable and the asset or disposal group is available for immediate sale in its present condition. Actions required to complete the sale should indicate that it is unlikely that significant changes to the sale will be made or that the decision to sell will be withdrawn. Management must be committed to the plan to sell the asset or disposal group and the sale expected to be completed within one year from the date of the classification.

Non-current assets and disposal groups classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell ("FVLCTS"). If the FVLCTS is lower than the carrying amount, an impairment loss is recognized in the consolidated statement of operations. Costs to sell are the incremental costs directly attributable to the disposal of an asset or disposal group, excluding finance costs and income tax expense. Non-current assets are not depreciated or amortized once classified as held for sale. Assets and liabilities classified as held for sale are presented separately as current items in the Company's consolidated balance sheet.

A disposal group qualifies as a discontinued operation if it is a component of the Company that either has been disposed of, or is classified as held for sale, and: (i) represents a separate major line of business or geographical area of operations; (ii) is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or (iii) is a subsidiary acquired exclusively with a view to resale. A component of the Company comprises an operation and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the Company.

Discontinued operations are excluded from the results of continuing operations and are presented as a single amount as profit or loss after tax from discontinued operations in the consolidated statement of operations.

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(h)	Revenue Recognition

Revenue from the sale of precious metals - gold and silver - is recognized at the fair value of the consideration received and when all significant risks and rewards of ownership pass to the purchaser including delivery of the product, there is a fixed or determinable selling price and collectability is reasonably assured. Revenue is net of treatment and refining charges if payment of these amounts can be enforced at the time of sale.

Gold and silver revenue is recorded at the time of physical delivery and transfer of title. Sale prices are fixed at the delivery date based on the terms of the contract or at spot prices.

Copper concentrate revenue from smelters and traders is recorded at the time the risks and rewards of ownership pass to the buyer. This revenue is provisionally priced at the date of sale, that is, the price is set in reference to the prevailing market prices at a specified future date after shipment. Revenue on provisionally priced sales is recognized based on estimates of the fair value of consideration receivable predicated on forward market prices. At each reporting date, the provisionally priced metal is fair valued based on forward selling price for the remaining quotational period stipulated in the contract. For this purpose, the selling price can be measured reliably for those products, such as copper, for which there is an active and freely traded commodity market such as London Metals Exchange and the value of product sold by the Company is directly linked to the form in which it is traded on that market. Variations between the prices set under the smelting contracts are caused by changes in market prices and result in an embedded derivative in the accounts receivable. The embedded derivative is recorded at fair value each period until final settlement occurs, with changes in the fair value classified in revenue. The provisional sales quantities are adjusted for changes in metal quantities upon receipt of new information and assay results.

Revenues arising from the use by others of the Company's assets yielding interest, royalties and dividends are recognized when it is probable that the economic benefits associated with the transaction will flow to the Company and the amount of the revenue can be measured reliably, on the following bases:

•	Interest is recognized using the effective interest method.

•	Royalties are recognized on an accrual basis in accordance with the substance of the agreement.

•	Dividends are recognized when the shareholder's right to receive payment is established.

The Company recognizes deferred revenue in the event it receives payments from customers in consideration for future commitments to deliver metals and before such sale meets the criteria for revenue recognition. The Company recognizes amounts in revenue as the metals are delivered to the customer. Specifically, for the metal agreements entered into with Sandstorm Gold Ltd. ("Sandstorm") and Altius Minerals Corporation ("Altius"), the Company determines the amortization of deferred revenue to the Consolidated Statements of Operations on a per unit basis using the estimated total quantity of metal expected to be delivered to Sandstorm and Altius over the terms of the contract. The Company estimates the current portion of deferred revenue based on quantities anticipated to be delivered over the next twelve months.

(i)	Financial Instruments

Financial assets and financial liabilities, including derivatives, are recognized when the Company becomes a party to the contractual provisions of the financial instrument. On initial recognition, all financial instruments are measured at fair value, net of attributable transaction costs, except for financial instruments classified as at fair value through profit or loss (“FVTPL”). Transaction costs of financial instruments classified as at FVTPL are expensed in the period in which they are incurred. Measurement in subsequent periods depends on the classification of financial instruments.

FVTPL

Financial assets and financial liabilities classified as at FVTPL are measured at fair value with changes in fair value recognized as finance income/expense.

Amortized Cost

Financial assets classified as loans & receivables are measured at amortized cost using the effective interest method. The effective interest method calculates the amortized cost of a financial asset or financial liability and allocates the effective interest income or interest expense over

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the term of the financial asset or financial liability, respectively. The interest rate is the rate that exactly discounts estimated future cash receipts or payments throughout the term of the financial instrument to the net carrying amount of the financial asset or financial liability, respectively, At the end of each reporting period, the Company determines if there is objective evidence that an impairment loss on financial assets measured at amortized cost has been incurred, and where objective evidence exists , the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the financial asset's original effective interest rate. The amount of the loss is recognized in the Consolidated Statements of Operations.

Available-For-Sale (“AFS”)

AFS financial assets, designated based on the criteria that management does not hold these for the purposes of trading, are presented as investments and measured at fair value with unrealized gains and losses recognized in OCI. Realized gains and losses are recorded in earnings when investments mature or are sold and are calculated using the cost of securities sold. AFS financial assets are reviewed quarterly for significant or prolonged decline in fair value requiring impairment and more frequently when economic or market concerns warrant such evaluation. The review includes an analysis of the facts and circumstances of the financial assets, the market price of actively traded securities, as well as the severity of loss, the financial position and near-term prospects of the investment, credit risk of the counterparties, the length of time the fair value has been below costs, both positive and negative evidence that the carrying amount is recoverable within a reasonable period of time, management's intent and ability to hold the financial assets for a period of time sufficient to allow for any anticipated recovery of fair value and management's market view and outlook. When a decline in the fair value of an available-for-sale investment has been recognized in OCI and there is objective evidence that the asset is impaired after management's review, any cumulative losses that had been recognized in OCI are reclassified as an impairment loss in the consolidated statement of operations. The reclassification adjustment is calculated as the difference between the acquisition cost and current fair value, less any impairment loss on that financial asset previously recognized, if applicable. Impairment losses recognized in the consolidated statement of operations for an investment are subject to reversal, except for equity instruments classified as available-for-sale.

Derivative Instruments and Hedging

The Company's risk management policy objective is to manage certain risks against an adverse price movement, to make revenues more predictable. Hedges are established on a project specific basis where applicable, to protect cash flows in times when significant capital projects are being undertaken or where specific debt servicing requirements exist. In addition, hedges may also be implemented from time to time to safeguard the viability of higher cost operations.

Mainly, derivative instruments are used as hedging instruments to meet the Company's risk management policy objective. Derivative instruments are recorded at fair value, including those derivatives that are embedded in financial or non-financial contracts that are not closely related to the host contracts. Changes in the fair values of derivative instruments are recognized in finance income/expense with the exception of derivatives designated as effective cash flow hedges.

For cash flow hedges that qualify under the hedging requirements of IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”), the effective portion of any gain or loss on the hedging instrument is recognized in OCI and the ineffective portion is reported as an unrealized gain (loss) on derivatives contracts as finance income/expense in the Consolidated Statement of Operations.

i.	Commodity Derivatives

The Company may enter into commodity derivatives including forward contracts to manage exposure to fluctuations in metal prices such as copper. In the case of forwards, these contracts are intended to reduce the risk of declining prices on future sales. Purchased options are intended to allow the Company to benefit from higher market metal prices. In instances where the call option purchases offset the committed quantities of the corresponding forward, derivative assets/liabilities are presented net of amounts to counterparties. Some of the derivative transactions are effective in achieving the Company's risk management goals, however, they do not meet the hedging requirements of IAS 39, therefore the changes in fair value are recorded in earnings. Realized gains or losses are accounted for at trade date.

The Company has entered into non-hedge derivatives that include forward contracts intended to manage the risk of declining gold and copper prices. Other than those in Brio Gold, the Company does not hedge any of its gold and silver sales.

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ii.	Currency Derivatives

The Company, from time to time, may enter into currency forward contracts and "zero-cost collar" option trading strategy to manage the foreign exchange exposure of the operating and capital expenditures associated with its international operations. The Company tests the hedge effectiveness quarterly. Effective unrealized changes in fair value are recorded in OCI. Ineffective changes in fair value and changes in time value of options are recorded in earnings. At settlement, the realized changes are accounted for at trade date and recorded as follows:

•	Amount related to hedging of operating expenditures is included in cost of sales to offset the foreign exchange effect recorded by the mines.

•	Amount related to hedging of capital expenditures is included in capitalized purchases of goods or services to offset the foreign exchange recorded by the mines or development projects.

iii.	Termination of Hedge Accounting

Hedge accounting is discontinued prospectively when:

•	The hedge instrument is sold, terminated or exercised;

•	The hedge no longer meets the criteria for hedge accounting; and

•	The Company revokes the designation.

The Company considers de-recognition of a cash flow hedge when the related forecast transaction is no longer expected to occur. If the Company revokes the designation, the cumulative gain or loss on the hedging instrument that has been recognized in OCI from the period when the hedge was effective remains separately in equity until the forecast transaction occurs or is no longer expected to occur. Otherwise, the cumulative gain or loss on the hedge instrument that has been recognized in OCI from the period when the hedge was effective is reclassified from equity to profit or loss.

(j)	Share-Based Payments

The Company accounts for all share-based payments, including share options, restricted share units, deferred share units and performance share units, to employees and non-employees using the fair value based method of accounting and recognize compensation expense over the vesting period. For the deferred share units, the fair value method requires that a mark-to-market adjustment be recorded at the end of each reporting period with the recovery or expense for the period recorded in other operating expenses. The Company's share option plan includes a share appreciation feature. If and when the share options are ultimately exercised, the applicable amount in the equity reserve is transferred to share capital. For further details, including descriptions of the share-based compensation plans, refer to the Management Information Circular for 2017.

Equity instruments, including share-based payments, issued by subsidiaries that are not owned by the parent are non-controlling interests regardless of whether they are vested and of the exercise price (refer to Note 30: Non-Controlling Interest to the Company's Consolidated Financial Statements for additional details).

(k)	Income Taxes

Income tax expense or recovery comprises of current and deferred tax. Income tax expense or recovery is recognized in the Consolidated Statements of Operations except to the extent it relates to items recognized directly in equity or in OCI, in which case the related taxes are recognized in equity or OCI.

Current income tax is the expected tax payable or receivable on the taxable income or loss for the year, which may differ from earnings reported in the Consolidated Statements of Operations due to items of income or expenses that are not currently taxable or deductible for tax purposes, using tax rates substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

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Deferred income tax is recognized based on the balance sheet method in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences:

•	Goodwill or the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and

•	Investments in subsidiaries and jointly controlled entities to the extent they can be controlled and that it is probable that they will not reverse in the foreseeable future.

Deferred income tax is recognized on the movement in foreign exchange rates on non-monetary assets denominated in foreign currencies. Foreign exchange gains or losses relating to deferred income taxes are included in the deferred income tax expense in the Consolidated Statements of Operations.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted at the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(l)	Inventories

Inventories consisting of product inventories, work-in-process (metal-in-circuit, gold-in-process, heap leach ore) and ore stockpiles are measured at the lower of the cost of production and net realizable value. Net realizable value is calculated as the difference between estimated costs to complete production into a saleable form and the prevailing prices at end of the period.

Work-in-process represents inventories that are currently in the process of being converted to a saleable product. The cost of production includes an appropriate proportion of depreciation, depletion and amortization and overhead. The assumptions used in the valuation of work-in-process inventories include estimates of metal contained and recoverable in the ore stacked on leach pads, the amount of metal stacked in the mill circuits that is expected to be recovered from the leach pads, the amount of gold in these mill circuits and an assumption of the precious metal price expected to be realized when the precious metal is recovered. If the cost of inventories is not recoverable due to decline in selling prices or the costs of completion or the estimated costs to be incurred to make the sale have increased, the Company would be required to write-down the recorded value of its work-in-process inventories to net realizable value. Adjustments related to write-down of inventory are included in cost of sales.

Ore in stockpiles is comprised of ore extracted from the mine and available for further processing. Costs are added to ore in stockpiles at the current mining cost per tonne and removed at the accumulated average cost per tonne. Costs are added to ore on the heap leach pads based on current mining costs and removed from the heap leach pad as ounces are recovered in process at the plant based on the average cost per recoverable ounce on the heap leach pad. Although the quantities of recoverable gold placed on the heap leach pads are reconciled by comparing the grades of ore placed on the heap leach pads to the quantities of gold actually recovered, the nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As such, engineering estimates are refined based on actual results over time. Variances between actual and estimated quantities resulting from changes in assumptions and estimates that do not result in write-downs to net realizable value are accounted for on a prospective basis. The ultimate recovery of gold from each heap leach pad will not be known until the leaching process is concluded. Ore in stockpiles not expected to be processed in the next twelve months is classified as long-term.

Inventories of materials and supplies expected to be used in production are valued at the lower of cost and net realizable value. When the circumstances that previously caused inventories to be written down below cost no longer exist or when there is clear evidence of an increase in net realizable value because of changed economic circumstances, the amount of write-down is reversed up to the original write-down amount. Write-downs of inventory and reversals of write-downs are reported as a component of current period costs.

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(m)	Property, Plant and Equipment

i.	Land, Building, Plant and Equipment

Land, building, plant and equipment are recorded at cost, less accumulated depreciation and accumulated impairment losses. The cost is comprised of the asset's purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the estimated decommissioning and restoration costs associated with the asset.

The depreciable amount of building, plant and equipment is amortized on a straight-line basis to the residual value of the asset over the lesser of mine life or estimated useful life of the asset. Each part of an item of building, plant and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately if its useful life differs. Useful lives of building, plant and equipment items range from two to thirty years, but do not exceed the related estimated mine life based on proven and probable mineral reserves and the portion of mineral resources that management expects to become mineral reserves in the future and be economically extracted.

	Depreciation Method	Useful Life
Building	Straight Line	4 to 30 years
Machinery and equipment	Straight Line	2 to 7 years
Vehicles	Straight Line	3 to 5 years
Furniture and office equipment	Straight Line	2 to 10 years
Computer equipment and software	Straight Line	3 to 5 years
Land	Not depreciated

The Company reviews the useful life, depreciation method, residual value and carrying value of its building, plant and equipment at least annually. Where the carrying value is estimated to exceed the estimated recoverable amount, which is the higher of the asset's fair value less costs to sell or value in use, a provision for impairment is measured and recorded.

Expenditures that extend the useful lives of existing facilities or equipment are capitalized and depreciated over the remaining useful lives of the assets or useful life of the component (e.g. major overhaul) of an asset. Repairs and maintenance expenditures are expensed as incurred.

ii.	Exploration, Evaluation Assets and Depletable Producing Properties

The Company's tangible exploration and evaluation assets are comprised of mineral resources and exploration potential. The value associated with mineral resources and exploration potential is the value beyond proven and probable mineral reserves.

Exploration and evaluation assets acquired as part of an asset acquisition or a business combination are recorded as tangible exploration and evaluation assets and are capitalized at cost, which represents the fair value of the assets at the time of acquisition determined by estimating the fair value of the property's mineral reserves, mineral resources and exploration potential at such time.

The value of such assets when acquired is primarily a function of the nature and amount of mineralized materials contained in such properties. Exploration and evaluation stage mineral interests represent interests in properties that potentially contain mineralized material consisting of measured, indicated and inferred mineral resources; other mine exploration potential such as inferred mineral resources not immediately adjacent to existing mineral reserves but located around and near mine or project areas; other mine-related exploration potential that is not part of measured, indicated and inferred mineral resources; and any acquired right to explore and develop a potential mineral deposit.

Exploration and evaluation expenditures incurred by the Company are capitalized at cost if management determines that it is probable future economic benefits will be generated as a result of the expenditures. Expenditures incurred before the Company has obtained legal rights to explore a specific area of interest are expensed. Costs incurred for general exploration that are either not-project-specific or do not result in the acquisition of mineral properties are considered greenfield expenditures and charged to expense. Brownfield expenditures, which typically occur in areas surrounding known deposits and/or re-exploring older mines using new technologies to determine if greater mineral reserves and mineral resources exist, are capitalized. Brownfield activities are focused on the discovery of mineral reserves and mineral resources close to existing operations, including around mine or near-mine, mineral reserve and mineral resource extension and infill drilling.

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Exploration expenditures include the costs incurred in either the initial exploration for mineral deposits with economic potential or in the process of obtaining more information about existing mineral deposits.

Evaluation expenditures include the costs incurred to establish the technical feasibility and commercial viability of developing mineral deposits identified through exploration activities or by acquisition. Evaluation expenditures include the cost of:

•	Acquiring the rights to explore;

•
Establishing the volume and grade of deposits through drilling of core samples, trenching and sampling activities in an ore body that is classified as either a mineral resource or a proven and probable mineral reserve;

•	Determining the optimal methods of extraction and metallurgical and treatment processes;

•	Studies related to surveying, transportation and infrastructure requirements;

•	Permitting activities; and

•	Economic evaluations to determine whether development of the mineralized material is commercially justified, including scoping, pre-feasibility and final feasibility studies.

The values assigned to the tangible exploration and evaluation assets are carried at acquired costs until such time as the technical feasibility and commercial viability of extracting mineral resource from the assets is demonstrated, which occurs when the activities are designated as a development project and advancement of the project is considered economically feasible. At that time, the property and the related costs are reclassified as part of the development costs of a producing property not yet subject to depletion, and remain capitalized. Assessment for impairment is conducted before reclassification.

Depletion or depreciation of those capitalized exploration and evaluation costs and development costs commences upon completion of commissioning of the associated project or component. Depletion of mining properties and amortization of preproduction and development costs are calculated and recorded on a unit-of-production basis over the estimate of recoverable ounces. The depletable costs for the reporting period are the total depletable costs related to the ore body or component of the ore body in production multiplied by the number of ounces produced in the reporting period divided by the estimated recoverable ounces, which includes proven and probable mineral reserves of the mine and the portion of mineral resources expected to be classified as mineral reserves and economically extracted. Management assesses the estimated recoverable ounces used in the calculation of depletion at least annually, or whenever facts and circumstances warrant that an assessment should be made. Changes to estimates of recoverable ounces and depletable costs including changes resulting from revisions to the Company's mine plans and changes in metal price forecasts can result in a change in future depletion rates.

The Company assesses and tests its exploration and evaluation assets and mining properties for impairment, and subsequent reversal of impairment, at least annually or when events or changes in circumstances indicate that the related carrying amounts may not be recoverable or that an impairment may be reversed. Costs related to areas of interest abandoned are written off when the decision of abandonment is made. Refer to (e) “Impairment and Reversal of Non-Current Assets and Goodwill” for detail of the policy. An impairment assessment of the exploration and evaluation assets is conducted before the reclassification or transfer of exploration and evaluation assets to depletable producing properties.

iii.	Stripping Costs

In open-pit mining operations, it is often necessary to remove overburden and other waste in order to access the ore body. When accounting for deferred stripping within a mining complex with multiple pits using a common infrastructure:

•
In circumstances where the new development is not closely located to a producing mine or is development of a new ore body, the Company accounts for the pre-stripping costs as if the development was related to a separately identified mine and reports it as "mines under construction".

•	In circumstances where the stripping costs are not separately identifiable for the pits, the costs are allocated to the pits on a relevant production measure.

•
In circumstances where the stripping costs incurred relate to improvement of access to ore body that benefit future period production, the Company capitalizes the stripping costs and amortizes the costs over the life of the component of the ore body from which future benefits are expected.

During the pre-production phase, stripping costs are deferred and classified as part of the mineral properties, if the costs relate to future benefits and meet the definition of an asset. Once mine production enters into an area where stripping costs have been capitalized, the capitalized

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stripping costs are depleted on a unit-of-production basis over the mineral reserves and the portion of the mineral resources expected to be classified as mineral reserves that directly benefit from the specific stripping activity.

During the production phase, regular waste removal that does not give rise to future benefits is accounted for as variable production costs and included in the cost of the inventory produced during the period that the stripping costs are incurred. Stripping costs during the production phase are recognized as an asset if, and only if, all of the following are met:

•	It is possible that the future benefit, i.e. improved access to the ore body, associated with the stripping activity will flow to the Company;

•	The Company can identify the component of the ore body for which access has been improved; and

•	The stripping activity costs associated with the component can be measured reliably.

When the costs of the stripping activity asset and the inventory produced are not separately identifiable, the Company uses a stripping ratio to allocate the production stripping costs between the inventory produced and the stripping activity asset. A stripping ratio, which represents a unit amount of overburden or waste anticipated to be removed to gain access to a unit amount of ore or mineral material, is developed as part of the initial mine plan and reviewed periodically for reasonableness. Changes in the estimated stripping ratio can result in a change to the future capitalization of stripping costs incurred. A stripping activity asset recognized during the production phase of an open pit mining operation is depleted on a unit-of-production basis over the mineral reserves and the portion of the mineral resources expected to be classified as mineral reserves of the ore body or the related component of the ore body from the date on which production commences.

iv.	Assets Under Construction

Assets under construction consist of expenditures for the construction of future mines, pre-production revenue credits and expenses prior to achieving completion of commissioning. Completion of commissioning is commonly used as a reference for determining the point in time at which a mine and plant have achieved operational results that are expected to remain at a sustainable operational level over a period of time. Upon completion of commissioning, production costs are no longer capitalized and are reported as operating costs. The determination of when completion of commissioning has been achieved is based on several qualitative and quantitative factors including but not limited to the following:

•	A significant portion of planned capacity, the planned production level, grades and recovery rates have been achieved in a sustainable manner.

•	Achievement of mechanical completion and operational effectiveness.

•	Significant milestones such as obtaining necessary permits and production inputs are achieved to allow continuous and sustainable operations.

Costs associated with commissioning new assets, in the period before they are capable of operating in the manner intended by management, are capitalized. Borrowing costs, including interest, associated with projects that are actively being prepared for production are capitalized to assets under construction. These costs are elements of the historical cost of acquiring an asset when a period of time is required to bring it to the condition and location necessary for its intended use. The borrowing costs eligible for capitalization are determined by applying a capitalization rate, which is the weighted average of the borrowing costs applicable to the borrowings of the Company that are outstanding during the period, to the expenditures on the asset. Capitalized interest costs are amortized on the same basis as the related qualifying asset.

Once the mining project has been established as commercially feasible, all the related capitalized expenditures in the category “mining property costs not subject to depreciation and depletion”, which consists of “project with mineral reserves”, “exploration potential” and “assets under construction”, are transferred to the category “mining property costs subject to depreciation and depletion".

(n)	Decommissioning, Restoration and Similar Liabilities and Other Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Where the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the liability that have not been reflected in the estimate of the expenditure. The unwinding of the discount is recognized as a finance expense.
Decommissioning, restoration and similar liabilities are a type of provision associated with the retirement of a long-lived asset that the Company has acquired, constructed, developed and/or used in operations. Reclamation obligations on the Company's mineral properties are recorded as decommissioning, restoration and similar liabilities. These include the dismantling and demolition of infrastructure and the removal of residual

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materials and remediation of disturbed areas. These estimated obligations are provided for in the accounting period when the related disturbance occurs, whether during the mine development or production phases at the present value of estimated future costs to settle the obligations, or when a constructive obligation arises. The costs are estimated based on the Company’s mine closure plan. The cost estimates are updated annually during the life of the operation to reflect known developments, (e.g. revisions to cost estimates and to the estimated lives of operations, or changes in legal or regulatory requirements), and are subject to review at regular intervals.
Decommissioning, restoration and similar liabilities are initially recorded with a corresponding increase to the carrying amounts of property, plant and equipment, with any subsequent changes to the liability accounted for as changes in the carrying amounts of the related property, plant and equipment. The capitalized costs are amortized over the life of the mine on a unit-of-production basis.

(o)	Intangible Assets

Intangible assets acquired by way of an asset acquisition or business combination are recognized if the asset is separable or arises from contractual or legal rights and the fair value can be measured reliably on initial recognition.  Intangible assets must be identifiable, controlled by the Company and with future economic benefits expected to flow from the assets.  Intangible assets that are acquired by the Company and have finite useful lives are measured at cost less accumulated amortization and accumulated impairment losses. Intangible assets with finite useful lives are amortized on a straight-line basis over the lesser of mine life or estimated useful life of the intangible asset. The Company reviews the useful life, amortization method and carrying value on a regular basis.

4.     CRITICAL JUDGEMENTS AND ESTIMATION UNCERTAINTIES

The preparation of the Company’s consolidated financial statements in accordance with IFRS requires management to make judgements, estimates and assumptions that affect the reported amounts of assets, liabilities, income and expenses, and the accompanying disclosures. These assumptions, judgements and estimates are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ materially from the amounts included in the financial statements. Management reviews its estimates and underlying assumptions on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of revision and future periods if the revision affects both current and future periods.
The most significant judgements and key sources of estimation uncertainty that management believes could have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next financial year are:
Mineral Reserve and Mineral Resource Estimates
Key Sources of Estimation Uncertainty
The figures for mineral reserves and mineral resources are determined in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects, issued by the Canadian Securities Administrators. This National Instrument lays out the standards of disclosure for mineral projects including rules relating to the determination of mineral reserves and mineral resources. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company's control. Such estimation is a subjective process, and the accuracy of any mineral reserve or mineral resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgements used in engineering and geological interpretation. Short-term operating factors relating to the mineral reserves, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause the mining operation to be unprofitable in any particular accounting period. Lower market prices, increased production costs, reduced recovery rates and other factors may result in a revision of its mineral reserve estimates from time to time or may render the Company’s mineral reserves uneconomic to exploit, which may materially and adversely affect the results of operations or financial condition. Mineral reserve data are not indicative of future results of operations. Evaluation of mineral resources is conducted from time to time and mineral resources may change depending on further geological interpretation, drilling results and metal prices. The Company regularly evaluates its mineral resources and it often determines the merits of increasing the reliability of its overall mineral resources.
Differences between management's assumptions, and actual events including economic assumptions such as metal prices and market conditions, could have a material effect in the future on the Company's financial position and results of operations.
Estimates of the quantities of proven and probable mineral reserves and mineral resources form the basis for the Company’s LOM plans, which are used for a number of important business and accounting purposes, including: determination of the useful life of property, plant and equipment and measurement of the depreciation expense, capitalization and amortization of stripping costs, exploration and evaluation of mineral resources and determination of technical feasibility and commercial viability, and forecasting the timing of the payments related to the environmental rehabilitation provision. In addition, the underlying life of mine ("LOM") plans are used in the impairment tests for goodwill and non-current assets.

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Estimated Recoverable Ounces
Key Sources of Estimation Uncertainty
The carrying amounts of the Company’s mining properties are depleted based on recoverable ounces contained in proven and probable mineral reserves plus a portion of mineral resources. The Company includes a portion of mineral resources where it is considered probable that those mineral resources will be economically extracted. Changes to estimates of recoverable ounces and depletable costs including changes resulting from revisions to the Company’s mine plans and changes in metal price forecasts can result in a change to future depletion rates.
Economic Recoverability and Probability of Future Economic Benefits of Exploration, Evaluation and Development Costs
Critical Judgements in Applying Accounting Policies
Management has determined that exploration and evaluation costs incurred during the year and costs associated with projects under construction have future economic benefits and are economically recoverable. In making this judgement, management has assessed various sources of information including but not limited to the geologic and metallurgic information, history of conversion of mineral deposits to proven and probable mineral reserves, scoping and feasibility studies, proximity of operating facilities, operating management expertise, existing permits and life of mine plans.
Impairment of Mineral Properties and Goodwill
Critical Judgements in Applying Accounting Policies
While assessing whether any indications of impairment exist for mineral properties and goodwill, consideration is given to both external and internal sources of information. Information the Company considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of mineral properties and goodwill. Internal sources of information include the manner in which property and plant and equipment are being used or are expected to be used and indications of economic performance of the assets, historical exploration and operating results. Management concluded that there were no impairment or impairment reversal indicators as of December 31, 2017, except for the decision to sell Gualcamayo and related Argentinian exploration properties. Refer to Note 11: Impairment and Reversal of Impairment to the Company's Consolidated Financial Statements for further discussion.
In determining a CGU, management had to examine the smallest identifiable group of assets that generates cash inflows that are largely independent of cash inflows from other assets or groups of assets. The Company has determined that each mine site and development project qualifies as an individual CGU. Each of these assets generates or will have the ability to generate cash inflows that are independent of the other assets and therefore qualifies as an individual asset for impairment testing purposes.
Key Sources of Estimation Uncertainty
In determining the recoverable amounts of the Company’s mining interests and goodwill, management makes estimates of the discounted future after-tax cash flows expected to be derived from the Company’s mining properties, costs to sell the mining properties and the appropriate discount rate. The projected cash flows are significantly affected by changes in assumptions related to metal selling prices, changes in the amount of recoverable reserves, resources, and exploration potential, production cost estimates, future capital expenditures, discount rates and exchange rates. Significant changes in metal price forecasts, estimated future costs of production, capital expenditures, the amount of recoverable reserves, resources, and exploration potential, and/or the impact of changes in current economic conditions may result in a write-down or reversal of impairment of the carrying amounts of the Company’s mining interests and/or goodwill.
During the year ended December 31, 2017, the Company recognized a non-cash impairment loss on certain mining properties reclassified as held for sale in the amount of $356.5 million and concluded that no reversals were required on previously recognized impairments. During the year ended December 31, 2016, the Company recognized an impairment loss of $711.3 million on certain mining properties arising from changes in the mining plans for those properties and an impairment reversal of $96.2 million due to the decision to recommission one of the Company's mines. Refer to Note 11: Impairment and Reversal of Impairment to the Company's Consolidated Financial Statements, for specific estimates and assumptions for impairments recorded during the year.
Deferral of Stripping Costs
Key Sources of Estimation Uncertainty
In determining whether stripping costs incurred during the production phase of a mining property relate to mineral reserves and mineral resources that will be mined in a future period and therefore should be capitalized, the Company determines whether it is probable that future economic benefit associated with the stripping activity over the life of the mineral property will flow to the Company. Changes in estimated strip ratios can result in a change to the future capitalization of stripping costs incurred. As at December 31, 2017, a cumulative total of $402.3 million (2016 - $285.3 million) of stripping costs have been capitalized.

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Decommissioning, Restoration and Similar Liabilities
Key Sources of Estimation Uncertainty
Given the nature of its operations, the Company incurs obligations to close, restore and rehabilitate its sites. Closure and rehabilitation activities are governed by a combination of legislative requirements and Company policies. The Company’s provision for decommissioning, restoration and similar liabilities represents management’s best estimate of the present value of the future cash outflows required to settle the liabilities, which reflects estimates of future costs, inflation, movements in foreign exchange rates and assumptions of risks associated with the future cash outflows, and the applicable risk-free interest rates for discounting the future cash outflows. Changes in the above factors can result in a change to the provision recognized by the Company. The actual future expenditures may differ from the amounts currently provided if the estimates made are significantly different than actual results or if there are significant changes in environmental and/or regulatory requirements in the future.
Revenue Recognition
Key Sources of Estimation Uncertainty
Revenue from the sale of copper concentrate to independent smelters is recorded at the time the rights and rewards of ownership pass to the buyer using forward market prices on the expected date that final sales prices will be fixed. Variations between the prices set under the smelting contracts may be caused by changes in market prices and result in an embedded derivative in the trade receivables. The embedded derivative is recorded at fair value each period until final settlement occurs, with changes in the fair value classified in revenue. In a period of high price volatility, as experienced under current economic conditions, the effect of mark-to-market price adjustments related to the quantity of metal which remains to be settled with independent smelters could be significant. For changes in metal quantities upon receipt of new information and assay, the provisional sales quantities are adjusted.
Deferred Revenue
Critical Judgements in Applying Accounting Policies
Significant judgements are required in determining the appropriate accounting treatment for metal transactions entered into by the Company. With respect to the streaming arrangements the Company has entered into with Sandstorm and Altius, management has determined that based on the agreements, Sandstorm and Altius assume significant business risk and rewards associated with the timing and amount of metals being delivered. As such, the deposits received from Sandstorm and Altius have been recorded as deferred revenue in the consolidated balance sheets. Additionally, the Company has determined that the transaction is not a financial liability as; based on the specific rights and obligations set out in the agreement, under no circumstances will the delivery obligations be satisfied with cash. Refer to Note 25: Other Provisions and Liabilities to the Company's Consolidated Financial Statements for further discussion.
Determination of Assets Held for Sale and Discontinued Operations
Critical Judgements in Applying Accounting Policies
Management applies judgement in determining whether an asset or disposal group should be classified as held for sale. An asset or disposal group should be classified as held for sale when it is available for immediate sale in its present condition and its sale is highly probable. Conditions that support a highly probable sale include the following: an appropriate level of management is committed to a plan to sell the asset or disposal group, an active program to locate a buyer and complete the plan has been initiated, the asset or disposal group has been actively marketed for sale at a price that is reasonable in relation to its current fair value, and the sale of the asset or disposal group is expected to qualify for recognition as a completed sale within one year from the date of classification as held for sale.
At December 31, 2017, the Company concluded that the assets and liabilities of Gualcamayo and related Argentinian exploration properties, and certain exploration properties in Northern Ontario (the “Canadian Exploration Properties”) met the criteria for classification as held for sale. Accordingly, the assets and liabilities of each property, as applicable, were presented separately in the Company's consolidated balance sheet under current assets and current liabilities, respectively. Immediately prior to the classification to assets and liabilities held for sale, the carrying amounts of Gualcamayo and related Argentinian exploration properties were re-measured to their recoverable amount, being their FVLCD. As a result the Company has recorded impairment losses on Gualcamayo and related Argentinian exploration properties of $256.9 million and $99.6 million respectively. Refer to Note 6: Acquisition and Disposition of Mineral Interests and Corporate Transactions for further discussion. Non-current assets ceased to be depreciated upon classification as held for sale.
Management also applies judgement to determine whether a component of the Company that either has been disposed of, or is classified as held for sale, meets the criteria of a discontinued operation. The key area that involves management judgement in this determination is whether the component represents a separate major line of business or geographical area of operation. This determination applied to Gualcamayo, as it is a component of the Company. Given that the Company will continue to operate in Argentina after the disposal of Gualcamayo and following the analysis of quantitative factors, the Company concluded that Gualcamayo is not a separate major line of business or geographical area of operation, thus it is not considered to be a discontinued operation. Mercedes, being the Company's sole mining operation in Mexico at the time

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of its classification to asset held for sale, was considered to be a major geographical area of operation. Therefore, Mercedes met the criteria for a discontinued operation and its results have been presented as net earnings and cash flows from discontinued operation for the year ended December 31, 2016.
Income Taxes
Critical Judgements in Applying Accounting Policies
Interest and penalties related to income taxes: The determination of whether interest and penalties relating to income taxes are classified with income taxes and accounted for under IAS 12 Income Taxes or classified and accounted for under IAS 37 Provisions, Contingent Liabilities and Contingent Assets requires management to make certain judgements as to the substance of the amounts incurred. If an amount was based on taxable profit and therefore meets the definition of an income tax, it should be classified with income taxes or if it was based on another measure, such as compensation for the time value of money, it should be classified outside of income taxes. Based on an assessment of the specific facts and circumstances in which interest and penalties relating to the Company’s Brazilian tax liabilities were incurred, management determined that such interest and penalties are within the scope of IAS 12 because they are in substance, part of a larger tax assessment rather than resulting from delayed payment. The amounts are therefore, included in the tax expense line item in the Company’s consolidated statement of operations. For the year ended December 31, 2017, such interest and penalties included in tax expense were $62.6 million (2016 - recovery of $0.2 million). Refer to Note 12: Income Taxes to the Company's Consolidated Financial Statements for further discussion on the Brazilian tax matters.
Key Sources of Estimation Uncertainty
Income taxes and recoverability of deferred tax assets: In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax planning opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operating activities and the application of existing tax laws in each jurisdiction. The Company considers relevant tax planning opportunities that are within the Company's control, are feasible, and within management's ability to implement. Examination by applicable tax authorities is supported based on individual facts and circumstances of the relevant tax position examined in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. Also, future changes in tax laws could limit the Company from realizing the tax benefits from the deferred tax assets. The Company reassesses unrecognized income tax assets at each reporting period.
Contingencies
Key Sources of Estimation Uncertainty
Due to the size, nature and complexity of the Company’s operations, various legal and tax matters are outstanding from time to time. In the event that the Company’s estimates of the future resolution of these matters changes, the effects of the changes will be recognized in the Consolidated Financial Statements. Refer to Note 34: Contingencies to the Company's Consolidated Financial Statements for further discussion on contingencies.
Inventory Valuation
Key Sources of Estimation Uncertainty
Work-in-process, heap leach ore and stockpiled ore inventories are valued at the lower of the cost of production and net realizable value. The assumptions used in the valuation of these inventories include estimates of gold contained in the ore stacked on leach pads, assumptions of the amount of gold stacked that is expected to be recovered from the leach pads, the amount of gold in the mill circuits and assumption of the gold price expected to be realized when the gold is recovered. If these estimates or assumptions prove to be inaccurate, the Company could be required to write-down the recorded value of its work-in-process, heap leach and stockpiled ore inventories, which would reduce the Company's earnings and working capital. During the year, the Company recorded a write-down of $11.2 million, as a result of the carrying amount of certain inventory exceeding net realizable value (2016 - $0.4 million recovery), which was recorded in cost of sales.
Determination of Business Combinations and Asset Acquisitions
Critical Judgements in Applying Accounting Policies
The determination of whether a set of assets acquired and liabilities assumed constitute the acquisition of a business or asset may require management to make certain judgements as to whether or not the assets acquired and liabilities assumed include the inputs, processes and outputs necessary to constitute a business as defined in IFRS 3 Business Combinations. If an acquired set of assets and activities includes goodwill, in the absence of evidence to the contrary, the set is presumed to be a business. Based on an assessment of the relevant facts and

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circumstances, the Company concluded that the acquisition of Mineração Riacho dos Machados Ltda (“MRDM”), in February 2016 was the acquisition of a business, and the transaction was accounted for as a business combination in accordance with IFRS 3.

5.    RECENT ACCOUNTING PRONOUNCEMENTS

(a)    Application of New and Amended Standards and Interpretations

The Company applied for the first time certain amendments to the IFRSs, which are effective for annual periods beginning on or after January 1, 2017. The Company has not early adopted any standards, interpretations or amendments that have been issued but are not yet effective. The nature and the impact of amendments adopted in the current year that affected the Consolidated Financial Statements is described below:

(a)	Amendments to IAS 7 Statement of Cash Flows: Disclosure Initiative

The amendments require entities to provide disclosure of changes in their liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes (such as foreign exchange gains or losses). The Company has provided this information in Note 15: Supplementary Cash Flow Information to the Company's Consolidated Financial Statements. Consistent with the transition provisions of the amendments, the Company has not disclosed comparative information for the prior period. Apart from the additional disclosure in Note 15, the application of these amendments has had no impact on the Company's Consolidated Financial Statements.

The adoption of the other amendments to the IFRSs mandatorily effective for accounting periods beginning on or after January 1, 2017 did not affect the Consolidated Financial Statements.

(b)    New and Amended Standards and Interpretations not yet Effective

Certain pronouncements have been issued by the IASB that are mandatory for accounting periods after December 31, 2017. Pronouncements that are not applicable to the Company have been excluded from this note.

The following pronouncements have been issued but are not yet effective:

(a)	IFRS 9 Financial Instruments ("IFRS 9")

IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking 'expected loss' impairment model. IFRS 9 also includes a substantially reformed approach to hedge accounting. The Standard is effective for annual reporting periods beginning on or after January 1, 2018. The Company has completed its assessment of the impact of adopting IFRS 9. Currently, the Company enters into commodity derivatives including forward contracts to manage exposure to fluctuations in metal prices, such as copper in concentrate, to achieve the Company's risk management goals. The impact assessment is summarized below:

Classification and Measurement

Designation of equity instruments as at fair value through other comprehensive income (“FVTOCI”) - Under IFRS 9, at initial recognition, entities may make an irrevocable election to present in OCI subsequent changes in the fair value of an investment in an equity instrument that is not held for trading. This election is available on an instrument-by-instrument basis. The gains or losses recognized in OCI remain permanently in equity, and are not subsequently reclassified to profit or loss, even upon derecognition. The Company considers its equity instruments that are currently classified as available-for-sale to be held for strategic purposes and will designate such instruments as at FVTOCI under IFRS 9. This classification will not have an impact on the Company’s Consolidated Financial Statements at the time of adoption of IFRS 9.

All other financial assets and financial liabilities will continue to be measured on the same bases as is currently adopted under IAS 39.

Hedge Accounting

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i) Hedging of Copper in Metal Concentrate
The copper contained in concentrate is not currently eligible for hedge accounting under IAS 39 Financial Instruments: Recognition and Measurement ("IAS 39"), therefore the changes in fair value of the copper derivative contracts are recorded immediately in earnings. Under IFRS 9, the application of hedge accounting is permitted for the hedging of components of a non-financial asset, as in the case of copper in concentrate, allowing the intended offset in cash flows related to changes in fair value of copper in concentrate and changes in fair value of copper derivatives. In September 2017, the Company entered into forward and option contracts relating to 45 million pounds of copper, cumulatively to be produced in the first and second quarters of 2018. The unrealized mark-to-market loss on copper forwards was $6.6 million and time value loss on copper options was $3.5 million for the year ended December 31, 2017, which would have been recorded in OCI had the Company elected to apply hedge accounting under IFRS 9.

ii) Hedge Designation of Time Value of Options
The Company enters into hedging transactions to reduce the impact of the variability of the US Dollar amount of Brazilian Reais ("BRL") denominated operating expenditures caused by changes in the currency exchange rates by using a zero-cost collar hedge strategy. The hedging instruments used to form the zero-cost collar hedge strategy are “bought BRL call” and “sold BRL put” options. Under IAS 39, the hedge designation is on the intrinsic value and not the time value of the call and put options. Any variability in the intrinsic value is taken to OCI and any variability in the time value is taken to profit or loss. Commencing in 2018, the Company will designate the entirety of an option (i.e. the intrinsic value and time value) in the zero-cost collar hedge strategy as the hedging instrument, as allowed under IFRS 9. The time value of currency options expensed through profit or loss for the year ended December 31, 2017 was $6.0 million.

Expected Credit Losses ("ECL") on Receivables

ECL is the probability-weighted estimate of credit losses (i.e., the present value of all cash shortfalls) over the expected life of the financial instrument. A cash shortfall is the difference between the cash flows that are due to an entity in accordance with the contract (scheduled or contractual cash flows) and the cash flows that the entity expects to receive (actual expected cash flows). Because expected credit losses consider the amount and timing of payments, a credit loss arises even if the entity expects to be paid in full but later than when contractually due. Based on historical data and the high credit rating of its customer base, the estimated impact on the Company’s retained earnings at January 1, 2018 arising from the effects of accounting for ECL on receivables is not material.

(b)	IFRS 15 Revenue from Contracts with Customers ("IFRS 15")

IFRS 15 introduces a five-step revenue recognition model under which an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Standard is effective for annual reporting periods beginning on or after January 1, 2018. The Company will adopt IFRS 15 using the modified retrospective transition approach, which means that the cumulative impact of the adoption will be recognized in retained earnings as of January 1, 2018, and that comparatives will not be restated.

The Company has completed its assessment of the impact of adopting IFRS 15 and has determined that the application of IFRS 15 will not result in a significant impact on its Consolidated Financial Statements, except as discussed under Metal streaming arrangements below.

The Company’s revenue is derived from bullion, doré and concentrate sales.

The Company has concluded that there will be no material changes to the timing of revenue recognized under IFRS 15 as the point of transfer of risk and rewards for goods and services under IAS 18 Revenue and point of transfer of control under IFRS 15 occur at the same time.

IFRS 15 introduces the concept of performance obligations that are defined as ‘distinct’ promised goods or services. Under the terms of doré and concentrate sales agreements, the Company is responsible for the cost of shipping and certain other services after the date on which control of the goods transfers to the customer at the loading port. Accordingly, under IFRS 15, these other services represent separate performance obligations, to which a portion of revenue earned under the contract must be allocated and recognized as these performance obligations are satisfied. Given the amounts associated with these services are insignificant compared to the total contract values and the fact that many contracts would be completed within a financial reporting period, the

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Company does not expect the impact of treating these services as separate performance obligations to have a material impact on the Company’s consolidated financial statements going forward.

The Company’s concentrate sales are subject to provisional pricing provisions; however, the Company has determined that the recognition of revenue related to these sales will not be significantly affected by IFRS 15. Separate presentation of the provisional pricing adjustments will be required in the revenue note disclosure.

Metal Streaming Arrangements

The Company has entered into metal streaming arrangements with Sandstorm and Altius, pursuant to which, the counterparty (customer) paid the Company advance payments upon execution of the agreement, with a right to receive deliveries of the specified metal referenced to production from certain of the Company’s mines based on a predetermined pricing formula during the future delivery period. The advance payments are recorded as deferred revenue, with amounts recognized in revenue as metals are delivered to the customer. Refer Note 25: Other Provisions and Liabilities to the Company's Consolidated Financial Statements for further discussion on the metal streaming arrangements.
The Company has determined that the adoption of IFRS 15 will have the following impacts on the accounting for metal streaming arrangements:

i) Significant Financing Component
Under IFRS 15, when payment is received significantly before the Company satisfies the performance obligation to transfer the promised goods to the customer, the Company is required to assess whether the advance payment gives rise to a significant financing component. Where a financing component is determined to be ‘significant’ to a contract, its effects are reflected in the estimate of the transaction price.

Based on its assessment, the Company has determined that a significant financing component exists in each of its metal streaming arrangements. As a result, the deferred revenue balance related to advance payments received from Sandstorm and Altius will be adjusted to reflect a significant financing component. The impact will be an increase to finance expenses with a corresponding increase to revenue over the life of the arrangements.

The estimated impact on the Company’s retained earnings at January 1, 2018 arising from the effects of accounting for the significant financing components in metal streaming arrangements is not material.

ii) Variable Consideration
The Company determines the amortization of deferred revenue to the Consolidated Statement of Operations on a per unit basis using the estimated total quantity of metal expected to be delivered to Sandstorm and Altius over the terms of the contract. A potential extension or downward revision of mineral reserves and resources ("mineral R&R") of the source mine could potentially affect the total quantity of goods deliverable under a metal streaming arrangement, hence causing variability of consideration per unit in each of the sales transactions covered by the metal streaming arrangement. The impact of adjustments to mineral R&R will be retroactively applied from the date of inception of the metal streaming arrangement and will be reflected in the Consolidated Financial Statements that include the date of the adjustment, by means of a cumulative catch up adjustment to revenue.

The Company's current metal streaming arrangements are in their infancy and changes to the LOMs attributable to the source mines (Chapada, Minera Florida) since inception of the agreements have been minimal. The Company estimates that these changes will not have a significant impact on the Company’s Consolidated Financial Statements upon adoption of IFRS 15.

The estimated impact of the adoption of IFRS 9 and IFRS 15 on the Company’s retained earnings as at January 1, 2018 is based on assessments undertaken to date. The actual impacts of adopting these standards at January 1, 2018 are subject to change should there be any changes in the Company’s circumstances until the Company presents its first Consolidated Financial Statements that include the date of initial application.

(c)	IFRIC Interpretation 22 Foreign Currency Transactions and Advance Consideration ("IFRIC 22")
On December 8, 2016, the IASB issued IFRIC 22, which addresses the exchange rate to use in transactions that involve advance consideration paid or received in a foreign currency. The Standard provides guidance on how to determine the date of the transaction for the purpose of determining the spot exchange rate used to translate the asset, expense or income on initial recognition that

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relates to, and is recognized on the de-recognition of, a non-monetary prepayment asset or a non-monetary deferred income liability. It is effective January 1, 2018. The Company has completed its assessment and determined that adoption of this Interpretation will impact the Company in instances where the Company enters into foreign currency transactions for which consideration is paid or received in advance, and the necessary process changes have been implemented. The impact of adoption will not be significant to the Company’s Consolidated Financial Statements.

(d)	IFRS 16 Leases
The Standard requires lessees to recognize assets and liabilities for most leases. It is effective for annual reporting periods beginning January 1, 2019. Early application is permitted for companies that also apply IFRS 15. The Company does not anticipate early adoption and is assessing the impact on the adoption of this Standard. Project activities launched during the current fiscal year include the development of a project plan, project team structure, staff training, development of process tools for lease identification and roll-out of the data gathering phase, and the initiation of a search for a software solution for lease information management.

(e)	IFRIC Interpretation 23 Uncertainty over Income Tax Treatments ("IFRIC 23")
On June 7, 2017 the IASB issued IFRIC 23 to clarify the accounting for uncertainties in income taxes. The Interpretation is to be applied to the determination of taxable profit/loss, tax bases, unused tax losses, unused tax credits and tax rates, when there is uncertainty over income tax treatments under IAS 12 Income Taxes. It is effective January 1, 2019. Early adoption is permitted. The Company is currently assessing the impact on adoption of this Interpretation.

6.    ACQUISITION AND DISPOSITION OF MINERAL INTERESTS AND CORPORATE TRANSACTIONS

a)	Assets and disposal Group Held for Sale

i)	Canadian Exploration Properties

On December 21, 2017, the Company announced that it had entered into an agreement to sell certain jointly owned exploration properties of the Canadian Malartic Corporation (“CMC”) including the Kirkland Lake and Hammond Reef properties (the “Canadian Exploration Properties”) for cash proceeds of $162.5 million to Yamana. The Transaction is structured as a sale of assets by CMC (in which the Company holds a 50% indirect interest) pursuant to which Agnico Eagle Mines Limited will acquire all of the Company's indirect 50% interest in the Canadian exploration assets of CMC. The transaction is expected to close in the first quarter of 2018.
At December 31, 2017, the sale was considered highly probable; therefore, the assets of the Canadian Exploration Properties were reclassified as assets held for sale. No impairment loss was recognized on reclassification of the assets as held for sale as the FVLCD is higher than the carrying amount of the assets based on the sales price in the agreement.

The Canadian Exploration Properties are presented in the Canadian Malartic reportable operating segment.

ii)	Gualcamayo and Related Argentinian Exploration Properties

As part of its ongoing strategic and technical reviews of its asset portfolio, the Company has committed to a formal plan to dispose of the Gualcamayo mine and related exploration properties in Argentina (“Gualcamayo”) and has initiated an active program to locate a buyer. The Company is in talks with several interested parties and the sale is expected to be completed before the end of 2018. As the sale was considered highly probable at December 31, 2017, the assets and liabilities of Gualcamayo were classified as assets and liabilities (a disposal group) held for sale and presented separately under current assets and current liabilities, respectively. Immediately prior to the classification to assets and liabilities held for sale, the carrying amount of Gualcamayo was re-measured to its recoverable amount, being its FVLCD, the estimate of which, is supported by various sources including a formal bid received by the Company, external valuation reports and comparable trading company multiples. As a result, the Company has recorded an impairment loss in relation to the Gualcamayo assets and related exploration. Refer to Note 11: Impairment and Reversal of Impairment to the Company's Consolidated Financial Statements.

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The components of assets and liabilities held for sale relating to the above assets and disposal group are as follows:

As at December 31, 2017	Canadian Exploration Properties	Gualcamayo	Total
Assets
Current assets:
Cash and cash equivalents	$—	$6.3	$6.3
Inventories	—	78.4	78.4
Other assets	—	15.7	15.7
	—	100.4	100.4
Property, plant and equipment	98.4	130.8	229.2
Other financial assets	0.8	—	0.8
Goodwill and intangibles	24.0	1.4	25.4
Total assets held for sale	$123.2	$232.6	$355.8

Liabilities
Current liabilities:
Trade and other payables	$0.4	$45.0	$45.4
Other financial liabilities	—	2.4	2.4
Other provisions and liabilities	0.1	7.8	7.9
	0.5	55.2	55.7
Decommissioning, restoration and similar liabilities	0.6	26.5	27.1
Other provisions and liabilities	—	0.9	0.9
Total liabilities relating to assets held for sale	$1.1	$82.6	$83.7
Net assets held for sale	$122.1	$150.0	$272.1

b)	Dilution of Interest in Brio Gold

On December 23, 2016, the Company closed its offering of purchase rights pursuant to which the Company has transferred common shares ("Brio Gold Shares") of Brio Gold to Yamana shareholders. A total of 17,324,507 Brio Gold Shares owned by the Company were transferred pursuant to the transactions at a price of C$3.25 per share for aggregate proceeds of $40.7 million (C$54.1 million) to the Company. The proceeds, net of transaction costs, were recorded as non-controlling interests in the consolidated statement of changes in equity. As a result of the completion of these transactions, Brio Gold became a public reporting company with shares listed on the Toronto Stock Exchange. The transaction represented a disposal of Brio Gold Shares to non-controlling interests. Upon completion, the Company held approximately 85% of the issued and outstanding Brio Gold Shares.

On March 6, 2017, the Company announced that it had completed a secondary offering by private placement of 6 million common shares of its holding of Brio Gold Shares. The Company sold the Brio Gold Shares at C$3.35 per share for total proceeds of $14.8 million (C$20.1 million) to an arm's length institutional shareholder. The sale was completed at a premium to the offering price of the 2016 purchase rights offering. The accounting treatment of the proceeds from the secondary offering was consistent with that of the 2016 purchase rights offering. Upon completion of the sale, the Company owned 89.2 million Brio Gold Shares, representing approximately 79% of the issued and outstanding Brio Gold Shares.

On June 2, 2017, the Company announced that it had completed a further secondary offering by private placement of 27 million common shares of its holding of Brio Gold Shares. The Company sold the Brio Gold Shares at C$3.00 per share for total proceeds of $56.7 million (C$76.7 million) through a syndicate of underwriters. The accounting treatment of the proceeds from this secondary offering was consistent with that of the previous Brio Gold Shares sale transactions. Upon completion of this sale, the Company owned 62.2 million Brio Gold Shares, representing approximately 55.6% of the issued and outstanding Brio Gold Shares.

During the fourth quarter of 2017, the restricted share units held by Brio Gold management vested, further diluting the Company's interest in Brio Gold.

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The Company continues to be the controlling shareholder of Brio Gold, holding approximately 53.6% of the issued and outstanding shares as at December 31, 2017.

In January 2018, Leagold Mining Corporation announced its intention to make an offer to acquire all of the issued and outstanding shares of Brio Gold on or before February 28, 2018. Refer to Note 36: Subsequent Events to the Company's Consolidated Financial Statements for further discussion on the proposed transaction.

c)	Disposition of Mercedes Mine and Related Exploration Properties

On September 30, 2016, the Company completed the sale to Premier Gold Inc. ("Premier") of its Mexican subsidiaries through which the Mercedes mine and other Mexican assets were held. Pursuant to the transaction, the Company received total consideration of $122.5 million in cash, equity securities and a net smelter return royalty having an additional value of $23.2 million on close of the transaction. The equity securities received include 6 million common shares of Premier and 3 million common share purchase warrants of Premier that are exercisable at C$4.75 per common share for 24 months. The Company also received a 1.0% net smelter return royalty on the Mercedes mine, that becomes payable upon the earlier of six years from the completion of the sale or the date upon which cumulative production of 450,000 ounces of gold equivalent from Mercedes has been achieved, as well as a 2.0% net smelter return royalty on the La Silla property in Sinaloa, Mexico and the La Espera property in Sonora, Mexico. The Company recognized a loss of $30.9 million on the sale.

The following table summarizes the statement of operations of the Mexican subsidiaries operations:

For the year ended December 31,
(In millions of US Dollars except for shares and per share amounts, unaudited)	2016
Revenue	$90.6
Cost of sales excluding depletion, depreciation and amortization	(49.8)
Gross margin excluding depletion, depreciation and amortization	$40.8
Depletion, depreciation and amortization	(7.2)
Impairment of mining properties	—
Mine operating earnings	$33.6
Other expenses	(14.8)
Earnings before taxes	$18.8
Attributable income tax recovery	1.3
Net income (loss) from operations	$20.1
Loss on disposal	(27.2)
Attributable income tax expense	(4.6)
Net loss from discontinued operations	$(11.7)

d)	Acquisition of Mineração Riacho dos Machados Ltda (“MRDM”)

On February 17, 2016, Brio Gold, a subsidiary of the Company, entered into an Assignment and Assumption Agreement and a Restructuring Agreement pursuant to which it would ultimately acquire all right, title and interests in Mineração Riacho dos Machados Ltda (“MRDM”), a wholly-owned subsidiary of Carpathian Gold Inc. (“Carpathian”), from Macquarie Bank Limited, holder of rights and interests in loan facility extended to MRDM, and Carpathian. MRDM owns and operates the Riacho Dos Machados ("RDM") mine which is an open-pit gold mining operation located in Minas Gerais State, Brazil. RDM increases the production profile of Brio Gold in a mining-friendly jurisdiction expected to increase the sustainable production level, contribute to cash flow and provide mineral reserve growth and a mineral resource base with growth potential.

On April 29, 2016, the Company closed on the restructuring procedures and concurrently attained control of MRDM for approximately $53.9 million in total cash consideration, excluding acquisition related costs of $3.5 million which have been recognized as an expense and included in other expenses in the Consolidated Statements of Operations for the year ended December 31, 2016.

The Company has recognized its interest in the assets, liabilities, revenues and expenses of MRDM in accordance with the Company’s rights and obligations prescribed by the transaction, as a business combination, in accordance with IFRS 3, Business Combinations.

Total consideration paid by the Company was as follows:

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Cash	$53.9

The following table summarizes the total fair values of assets and liabilities acquired:

Final
Cash	$0.3
Net working capital acquired (i)	2.3
Property, plant and equipment (including mineral interests)	57.4
Non-current liabilities	(6.1)
Net identifiable assets	$53.9
(i)    Included in net working capital acquired are accounts receivables of $2.6 million at fair value which were collected subsequent to closing of the MRDM acquisition.

MRDM's revenues and net losses were $39.3 million and $6.2 million, respectively, for the year ended December 31, 2016 since the acquisition date. Revenues and net losses for the Company would have been $1.81 billion and $289.2 million, respectively, for year ended December 31, 2016, if the acquisition had taken place on January 1, 2016.

7.     COST OF SALES EXCLUDING DEPLETION, DEPRECIATION AND AMORTIZATION

For the years ended December 31,	2017	2016
Contractors and services	$310.4	$263.1
Employee compensation and benefits expenses (Note 8)	263.4	247.2
Repairs and maintenance	139.0	123.9
Power	66.9	72.8
Materials and supplies	293.6	262.4
Change in inventories, impact of foreign currency, royalties and other	(30.9)	59.6
Cost of sales excluding depletion, depreciation and amortization	$1,042.4	$1,029.0

8.     EMPLOYEE COMPENSATION AND BENEFITS EXPENSES

For the years ended December 31,	2017	2016
Wages and salaries	$242.6	$229.9
Social security, pension and government-mandated programs (i)	101.6	90.2
Other benefits (ii)	18.7	14.3
Total employee compensation and benefits expenses	$362.9	$334.4
Less: expensed within general and administrative expenses	(62.3)	(51.5)
Less: expensed within exploration and evaluation expenses	(17.2)	(14.4)
Less: capitalized to property, plant and equipment	(20.0)	(21.3)
Employee compensation and benefit expenses included in cost of sales (Note 7)	$263.4	$247.2

(i)
Included in this item are defined contribution pension plans for all full-time qualifying employees of the Company. Contributions by the Company are based on a contribution percentage using the annual salary as the base and are made on a quarterly basis or as otherwise determined by the Company. The assets of the plans are held separately from those of the Company and are managed by independent plan administrators. The total expense recognized in the consolidated statement of operations of $6.3 million (2016 - $3.7 million) represents contributions payable to these plans by the Company at rates specified in the rules of the plans. As at December 31, 2017, contributions of $9.1 million due in respect of the 2017 reporting period (2016 - $5.4 million) had not been paid over to the plans but were paid subsequent to the end of the year.

(ii)	Included in Other benefits are share-based payment transactions as discussed in Note 29: Share-Based Payments to the Company's Consolidated Financial Statements.

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9.    OTHER EXPENSES

For the years ended December 31,	2017	2016
Change in provisions (i)	$(26.6)	$11.0
Write-down of other assets	13.4	20.0
Business transaction costs	2.9	8.5
Gain on sale of assets	(5.2)	(4.9)
Mark-to-market (gain)/loss on deferred share units	(1.7)	3.1
Net loss/(gain) on investments	2.5	(16.0)
Legal expenses	0.9	4.1
Reorganization costs	4.8	0.6
Other expenses/losses (ii)	32.6	13.3
Other expenses	$23.6	$39.7

(i)	Amount represents the reversal of certain existing provisions based on management's best estimate of the likely outcome.

(ii)
In 2017, other expenses/losses includes $9.4 million related to standby costs incurred during El Peñón's suspension of operations associated with the collective bargaining negotiation, and $5.1 million due to business interruption costs at MRDM.

10.    FINANCE INCOME AND EXPENSE

For the years ended December 31,	2017	2016
Interest income	$3.4	$1.5
Unrealized gain on derivative	—	0.1
Finance income	$3.4	$1.6

Unwinding of discounts on provisions	$20.4	$15.4
Interest expense on long-term debt	72.7	79.5
Unrealized loss on derivative	15.3	—
Net foreign exchange loss	15.0	33.7
Amortization of deferred financing, bank, financing fees and other	17.7	15.2
Finance expense	$141.1	$143.8
Net finance expense	$(137.7)	$(142.2)

11.    IMPAIRMENT AND REVERSAL OF IMPAIRMENT

In accordance with the Company’s accounting policies and processes, each asset or CGU is assessed at the end of each reporting period as to whether there are any indications, from external and internal sources of information, that an asset or CGU may be impaired. If an indication of impairment exists, the recoverable amount is estimated in order to determine the extent of the impairment loss (if any). In addition, on each reporting date the Company assesses whether there is an indication that a previously recorded impairment should be reversed. Goodwill is tested for impairment at least annually. Refer to Note 3(e): Significant Accounting Policies - Impairment and Reversal of Impairment of Non-Current Assets and Goodwill to the Company's Consolidated Financial Statements.

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During the year ended December 31, 2017, the Company recorded impairment charges on non-current assets totalling $356.5 million, as follows:

	2017		2016
	Total Impairment	Net Book Value of Mineral Property- as at Dec. 31, 2017(i)	Total Impairment	Net Book Value of Mineral Property- as at Dec. 31, 2016
Gualcamayo	$(256.9)	$130.8	$—	$—
Gualcamayo related Argentinian exploration	$(99.6)	$—	$—	$—
El Peñón	$—	$—	$(600.4)	$763.6
Brio Gold	$—	$—	$(14.7)	$419.7
Total mineral property impairments	$(356.5)		$(615.1)
Total mineral property impairments for operating mines	$(256.9)		$(711.3)
Total mineral property (impairment)/reversal for non-operating mines	$(99.6)		$96.2

(i)
The total Net Book Value for Gualcamayo as a whole is $150.0 million. Net Book Values are for mineral properties and are after the impairment recorded during the period. Refer to Note 6a: Acquisition and Disposition of Mineral Interests and Corporate Transactions to the Company's Consolidated Financial Statements for a breakdown of the total net book value.

During the fourth quarter, the Company performed its annual assessment of indications of impairment, compiling details from external and internal sources of information. The decision to classify Gualcamayo and related Argentinian exploration properties as held for sale due to the formal approval for disposition and meeting the other relevant criteria for such classification resulted in an impairment of those assets as they were written-down to the lower of their carrying amount or fair value less costs of disposal immediately prior to their reclassification. Gualcamayo and related Argentinian exploration properties were impaired by $256.9 million and $99.6 million respectively, ($196.0 million and $77.5 million after tax). Brio Gold considered indicators of impairment as at year-end, and concluded that Brio Gold's operations support the carrying value as at December 31, 2017. No other indicators of impairment or impairment reversal were noted as of December 31, 2017.

At December 31, 2016, the Company’s impairment review identified the following indicators of impairment:

•
For El Peñón, in 2016, the Company determined a sustainable, longer term optimal production level for the mine that takes into account mineral reserves, conversion of mineral resources, recent production and capital expenditure levels, as well as the more recent narrow vein discoveries. The outcome of the evaluation envisaged a mine with a production expectation for 2017 of 140,000 ounces of gold and 4,150,000 ounces of silver, which the mine was able to achieve. The reduced annual production compared with the historical running rate of the mine, and a modification in the interpretation of the geological potential from exploration, both reduced the overall contained modeled metal, and extended the timeline required to recover it, all of which impacted the recoverable value of the cash generating unit and resulted in a prior year impairment of $600.4 million ($381.6 million after-tax).

•
With respect to Brio Gold, a net impairment of $14.7 million (recovery of $1.7 million after-tax) was taken in 2016. Modifications to the mining plans at Pilar resulted in an impairment of $110.9 million which was offset by a reversal of the previous impairment at C1 Santa Luz.  The reversal of $96.2 million was predominantly due to the decision to recommission the mine following a positive technical report, which included the reclassification of mineral resources into mineral reserves, as their ability to be mined profitably was demonstrated, as well as confirmation of improved gold recoveries.

The Company continues to consider, on a regular basis, whether other indicators exist that suggest that the carrying values of its assets are impaired for accounting purposes. While the market capitalization relative to the carrying value of the Company’s assets is reviewed on a regular basis, it is not considered as the sole indicator of impairment. Given recent strategic developments the Company has achieved, and the volatility of the market reflecting the current economic sentiment, using the current share price as a sole determinant of fair value is not reasonable; however, the Company monitors the magnitude of the gap between the Company market capitalization and the asset carrying values. Although the Company's market capitalization as at December 31, 2017 was below the carrying value of the net assets, based on the impairment assessments, the Company has determined that only the impairments recognized in the year ended December 31, 2017 are required. The Company believes that its share price does not impact the Company’s ability to generate cash flows from its assets which support the net book values on a discounted cash flow basis.

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Impairment Testing: Key Assumptions

The determination of FVLCD, with level 3 input of the fair value hierarchy, includes the following key applicable assumptions:

•
Production volumes: In calculating the FVLCD, the production volumes incorporated into the cash flow models based on detailed life-of-mine plans and take into account development plans for the mines agreed by management as part of the long-term planning process. Production volumes are dependent on a number of variables, such as: the recoverable quantities; the production profile; the cost of the development of the infrastructure necessary to extract the reserves; the production costs; the contractual duration of mining rights; and the selling price of the commodities extracted. As each producing mine has specific reserve characteristics and economic circumstances, the cash flows of the mines are computed using appropriate individual economic models and key assumptions established by management. The production profiles used were consistent with the reserves and resource volumes approved as part of the Company’s process for the estimation of proved and probable reserves, resource estimates and in certain circumstances, include expansion projects. These are then assessed to ensure they are consistent with what a market participant would estimate.

•
Commodity prices: Forecast commodity prices are based on management’s estimates and are derived from forward price curves and long-term views of global supply and demand, building on past experience of the industry and consistent with external sources. Estimated long-term gold, silver and copper prices of $1,300 per ounce (2016 - $1,250 per ounce), $19.05 per ounce (2016 - $18.75 per ounce) and $3.00 per pound (2015- $2.85 per pound) respectively, have been used to estimate future revenues.

•
Discount rates: In calculating the FVLCD, a real post-tax discount rate of 4.50% (2016 - 4.75%) based on the Company's weighted average cost of capital (“WACC”). The WACC used in the models is in real terms, consistent with the other assumptions in the models.

•
Exchange rates: Foreign exchange rates are estimated with reference to external market forecasts and based on observable market data including spot and forward values. In the current year, there was a slight appreciation in the long-term rates in certain of the currencies the Company operates in.

The FVLCD for Gualcamayo and related Argentinian exploration properties is supported by various sources including a formal bid received by the Company, external valuation reports and comparable trading company multiples.

12.    INCOME TAXES

(a)	Income Tax Expense/(Recovery)

For the years ended December 31,	2017	2016
Current tax expense/(recovery)
Current tax expense in respect of the current year	$86.2	$17.2
Adjustment for prior periods	156.4	4.8
Impact of foreign exchange	(3.9)	0.2
Interest and penalties	0.5	(0.4)
	$239.2	$21.8

Deferred tax (recovery)/expense
Deferred tax recovery recognized in the current year	$(361.3)	$(337.7)
Adjustment for prior periods	(5.5)	11.1
Impact of foreign exchange	13.7	(20.1)
	$(353.1)	$(346.7)
Total income tax recovery	$(113.9)	$(324.9)

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The following table reconciles income taxes calculated at statutory rates with the income tax expense in the Consolidated Statements of Operations:

For the years ended December 31,	2017	2016
Loss before income taxes	$(318.0)	$(615.7)
Canadian statutory tax rate (%)	26.5%	26.5%
Expected income tax recovery	(84.3)	(163.2)
Impact of higher foreign tax rates (i), (ii)	(31.7)	(97.7)
Impact of change in enacted tax rates (iii), (iv)	(216.8)	(18.7)
Permanent differences	(20.7)	(22.3)
Unused tax losses and tax offsets not recognized in deferred tax assets	53.0	(46.7)
Tax effects of translation in foreign operations	(9.2)	42.8
True-up of tax provisions in respect of prior years and effects of Brazilian Tax Matters	150.7	15.9
Withholding taxes	10.8	7.5
Unrealized foreign exchange	9.9	(20.0)
Mining taxes on profit	14.5	18.6
Planned distribution of foreign earnings of the company	9.9	(40.7)
Other	—	(0.4)
Income tax recovery	$(113.9)	$(324.9)
Income tax recovery is represented by:
Current income tax expense	$239.2	$21.8
Deferred income tax recovery	(353.1)	(346.7)
Net income tax recovery	$(113.9)	$(324.9)

(i)	The Company operates in multiple foreign tax jurisdictions that have tax rates that differ from the Canadian statutory rate.

(ii)	In November 2016, Jacobina was granted a tax incentive for 10 years, which will allow it to reduce its statutory tax rate from 34% to 15.25% on mining profits.

(iii)
In November 2016, the Quebec government enacted changes to the income tax rate as proposed in the 2016 provincial budget. Beginning in 2017, the provincial rate is decreasing by 0.1% over the next 4 years with the current rate deceasing from 11.9% to 11.5% in 2020.

(iv)	On December 29, 2017 the Argentinian government enacted tax reform legislation, which reduces the corporate rate from 35% to 30% in 2018 with a further reduction to 25% starting in 2020.

(b)	Deferred Income Taxes

The following is the analysis of the deferred income tax assets (liabilities) presented in the Consolidated Balance Sheets:

As at December 31,	2017	2016
The net deferred income tax assets (liabilities) are classified as follows:
Deferred income tax assets	$97.8	$116.7
Deferred income tax liabilities	(1,147.1)	(1,511.4)
	$(1,049.3)	$(1,394.7)

For the year ended December 31, 2017	Opening balance	Recognized in profit or loss	Recognized in other compre-hensive income	Reclassification	Closing balance
Deductible temporary differences	$67.3	$(42.6)	$—	$—	$24.7
Amounts related to tax losses	76.7	66.0	—	(9.0)	133.7
Financing costs	23.8	(21.2)	—	—	2.6
Decommissioning, restoration and similar liabilities	16.0	(0.2)	—	—	15.8
Derivative liability	—	(2.8)	1.4	—	(1.4)
Property, plant and equipment	(1,578.0)	352.0	—	—	(1,226.0)
Unrealized foreign exchange losses	(4.6)	4.6	—	—	—
Available-for-sale securities	—	0.1	(0.1)	—	—
Other	4.1	(2.8)	—	—	1.3
Net deferred income tax liabilities	$(1,394.7)	$353.1	$1.3	$(9.0)	$(1,049.3)

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For the year ended December 31, 2016	Opening balance	Recognized in profit or loss	Recognized in other compre-hensive income	Discontinued operations	Closing balance
Deductible temporary differences	$63.0	$4.3	$—	$—	$67.3
Amounts related to tax losses	91.4	(14.7)	—	—	76.7
Financing costs	0.8	23.0	—	—	23.8
Decommissioning, restoration and similar liabilities	23.1	(7.1)	—	—	16.0
Derivative liability	0.8	0.2	(1.0)	—	—
Property, plant and equipment	(1,572.7)	(14.1)	—	8.8	(1,578.0)
Unrealized foreign exchange losses	(384.4)	379.8	—	—	(4.6)
Available-for-sale securities	—	—	—	—	—
Other	28.8	(24.7)	—	—	4.1
Net deferred income tax liabilities	$(1,749.2)	$346.7	$(1.0)	$8.8	$(1,394.7)

A deferred income tax asset in the amount of $82.1 million (2016 - $46.5 million) has been recorded in Canada and $7.4 million (2016 - $6.2 million) in Brazil. The deferred income tax asset consists mainly of unused tax losses and deductible temporary differences which arose primarily from financing costs and general and administrative expenses. Projections of taxable profits from various sources were used to support the recognition of a portion of the losses. The future projected income could be affected by metal prices and quantities of proven and probable reserves. If these factors or other circumstances change, we would reassess our ability to record the deferred income tax asset relating to the unused tax losses.

(c)	Unrecognized Deductible Temporary Differences and Unused Tax Losses

Deferred tax assets have not been recognized in respect of the following items:

As at December 31,	2017	2016
Deductible temporary differences (no expiry)	$59.0	$125.8
Tax losses	391.4	513.6
	$450.4	$639.4

Loss carry forwards at December 31, 2017 will expire as follows:

	Canada	U.S.	Brazil	Chile	Argentina	Other	Total
2018	$—	$1.6	$—	$—	$—	$—	$1.6
2019	—	9.8	—	—	—	0.1	9.9
2020	—	5.6	—	—	—	—	5.6
2021	—	16.8	—	—	3.3	0.2	20.3
2022	—	19.3	—	—	10.2	—	29.5
2023 and onwards	136.1	174.1	—	—	—	—	310.2
Unlimited	1,070.3	—	396.1	22.2	—	—	1,488.6
	$1,206.4	$227.2	$396.1	$22.2	$13.5	$0.3	$1,865.7

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(d)	Unrecognized Taxable Temporary Differences Associated with Investments and Interests in Subsidiaries

As at December 31, 2017, an aggregate temporary difference of $3.0 billion (2016 - $3.0 billion) related to investments in subsidiaries was not recognized because the Company controls the reversal of the liability and it is expected that it will not reverse in the foreseeable future.

(e)	Brazilian Tax Matters

In the third quarter of 2017, the Company elected to participate in a program to settle all significant outstanding income tax assessments in Brazil ("Brazilian Tax Matters") and all income tax assessments relating to the Company’s Chapada mine.

On October 25, 2017, the program was formally enacted into law and the Company paid $76.7 million in the year ended December 31, 2017.  The final program created an option to either pay one lump sum of approximately $68 million in the first quarter of 2018, or a total of approximately $100 million plus interest in installments over twelve years.   The Company elected to proceed with the lump sum payment option, and on January 30, 2018 made the payment.  The income tax expense associated with the tax matters has been recorded in the Consolidated Statement of Operations for the year ended December 31, 2017, and is the most significant component of the $150.7 million true-up of tax provisions in respect of prior years in the rate reconciliation.

13.    LOSS PER SHARE

Loss per share is based on the weighted average number of common shares of the Company outstanding during the year. The diluted loss per share reflects the potential dilution of common share equivalents, such as outstanding share options, in the weighted average number of common shares outstanding during the year, if dilutive.

For the years ended December 31,	2017	2016
Weighted average number of common shares (in thousands) - basic	948,187	947,443
Weighted average number of dilutive share options (i)	—	—
Weighted average number of dilutive Restricted Share Units (i)	—	—
Weighted average number of common shares (in thousands) - diluted (i)	948,187	947,443

Attributable to Yamana Gold Inc. equityholders
Loss per share from continuing and discontinued operations - basic and diluted
Net loss from continuing and discontinued operations	$(194.4)	$(307.9)
Loss per share - basic and diluted	$(0.21)	$(0.32)

Loss per share from continuing operations - basic and diluted
Net loss from continuing operations	$(194.4)	$(290.4)
Loss per share - basic and diluted	$(0.21)	$(0.31)

Loss per share from discontinued operations - basic and diluted
Net loss from discontinued operations	$—	$(17.5)
Loss per share - basic and diluted	$—	$(0.01)

(i)
Effect of dilutive securities - the potential shares attributable to 954 share options (2016 - 1,004 share options) and 636,774 restricted share units (2016 - 452,837 restricted share units) were anti-dilutive for the year ended December 31, 2017.

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14.    RESERVES

	2017	2016
Equity reserve
Balance, beginning of year	$17.8	$20.1
Exercise of share options and share appreciation rights	—	0.5
Transfer of restricted share units to share capital on vesting	(2.9)	(4.5)
Issue of restricted share units	3.1	1.7
Balance, end of year	$18.0	$17.8
Hedging reserve (i)
Balance, beginning of year	$0.2	$—
Net change in fair value of hedging instruments	7.2	(2.6)
Reclassification of (gains)/losses to earnings	(0.3)	2.8
Less attributable to non-controlling interests	(1.1)	—
Balance, end of year	$6.0	$0.2
Available-for-sale reserve (ii)
Balance, beginning of year	$(3.5)	$(0.4)
Change in fair value of available-for-sale securities	—	(3.1)
Reclassification of losses to earnings	4.5	—
Balance, end of year	$1.0	$(3.5)
Other reserve
Balance, beginning of year	$(2.5)	$(1.1)
Re-measurement of employee benefit plan (iii)	1.3	(1.4)
Balance, end of year	$(1.2)	$(2.5)
Total reserve balance, end of year	$23.8	$12.0

(i)
The hedging reserve represents hedging gains and losses recognized on the effective portion of cash flow hedges. The cumulative deferred gain or loss on the hedge is recognized in the Consolidated Statement of Operations when the hedged transaction impacts the Consolidated Statement of Operations, or is recognized as an adjustment to the cost of non-financial hedged items.

(ii)
The available-for-sale reserve represents the revaluation of available-for-sale financial assets. Where a revalued financial asset is sold or impaired, the relevant portion of the reserve is recognized in the Consolidated Statement of Operations.

(iii)
The re-measurement of employee benefit plan represents the gains and losses recognized on the actuarial re-measurement of the liability related to the severance benefit plan required by the labour law in Chile.

15.    SUPPLEMENTARY CASH FLOW INFORMATION

(a)	Non-Cash Investing and Financing Transactions

For the years ended December 31,	2017	2016
Interest capitalized to assets under construction (i)	$11.3	$6.5
Non-cash land purchase agreement	$—	$21.2
Issue of common shares on vesting of restricted share units (Note 28(a))	$2.9	$4.5

(i)	For the year ended December 31, 2017, the general capitalization rate was 4.69% (2016: 4.64%).

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(b)    Net Change in Working Capital

For the years ended December 31,	2017	2016
Net (increase)/decrease in:
Trade and other receivables	$(0.2)	$21.1
Inventories	(17.8)	11.0
Other assets	(35.1)	(2.0)
Net increase/(decrease) in:
Trade and other payables	16.6	20.8
Other liabilities	13.8	(7.8)
Movement in above related to foreign exchange	8.7	(17.8)
Net change in working capital (i)	$(14.0)	$25.3

(i)	Change in working capital is net of items related to Property, Plant and Equipment.

(c)	Cash and Cash Equivalents

As at December 31,	2017	2016
Cash at bank	$146.7	$96.2
Bank short-term deposits	2.2	1.2
Total cash and cash equivalents (i)	$148.9	$97.4

(i)	Cash and cash equivalents consist of cash on hand, cash on deposit with banks, bank term deposits and highly liquid short-term investments with terms of less than 90 days from the date of acquisition.

(d)    Other Non-Cash (Recoveries)/Expenses

For the years ended December 31,	2017	2016
Write off / (recoveries) of assets	$16.4	$(6.1)
Revaluation of employees' pension plan	3.9	6.7
Provision on indirect taxes	(10.8)	6.1
Legal expenses	(33.0)	11.7
Other expenses	15.7	18.3
Total non-cash (recoveries)/expenses	$(7.8)	$36.7

(e)	Changes in Liabilities Arising from Financing Activities

	Long-term debt	Current portion of long-term debt (i)	Trade and other payables
Balance as at January 1, 2017	$1,573.8	$18.6	$340.0
Changes from financing cash flows
- Proceeds from term loan and notes payable	730.0	—	—
- Repayment of term loan and notes payable	(442.3)	(18.6)	—
- Interest paid	—	—	(103.8)
- Dividends paid	—	—	(18.9)
Other
Non-cash: Amortization cost of debt	(3.8)	—	—
Non-cash: Interest accruals	—	—	80.6
Non-cash: Dividends accruals	—	—	19.2
Non-cash: Reclassifications and other	(110.0)	110.0	28.3
Balance as at December 31, 2017	$1,747.7	$110.0	$345.4

(i)	Presented as a component of Other Financial Liabilities (refer to Note 24: Other Financial Liabilities to the Company's Consolidated Financial Statements).

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16.    FINANCIAL INSTRUMENTS

(a)	Financial Assets and Financial Liabilities by Categories

As at December 31, 2017	Loans and receivables	Available-for-sale	Fair value through profit or loss	Derivative instruments in designated hedge accounting relationships	Other financial liabilities at amortized cost	Total
Financial assets
Cash and cash equivalents	$—	$—	$148.9	$—	$—	$148.9
Trade and other receivables	8.1	—	—	—	—	8.1
Receivables from provisional copper sales	—	—	30.5	—	—	30.5
Investments in securities	—	7.2	—	—	—	7.2
Derivative assets - Hedging instruments	—	—	—	6.8	—	6.8
Derivative assets - Non-hedge	—	—	2.5	—	—	2.5
Other financial assets	22.8	—	—	—	—	22.8
Total financial assets	$30.9	$7.2	$181.9	$6.8	$—	$226.8

Financial liabilities
Total debt	$—	$—	$—	$—	$1,857.7	$1,857.7
Accounts payable and accrued liabilities	—	—	—	—	345.4	345.4
Derivative liabilities - Hedging instruments	—	—	—	5.7	—	5.7
Derivative liabilities - Non-hedge	—	—	8.5	—	—	8.5
Other financial liabilities	—	—	—	—	164.6	164.6
Total financial liabilities	$—	$—	$8.5	$5.7	$2,367.7	$2,381.9

As at December 31, 2016	Loans and receivables	Available-for-sale	Fair value through profit or loss	Derivative instruments in designated hedge accounting relationships	Other financial liabilities at amortized cost	Total
Financial assets
Cash and cash equivalents	$—	$—	$97.4	$—	$—	$97.4
Trade and other receivables	4.9	—	—	—	—	4.9
Receivables from provisional copper sales	—	—	31.7	—	—	31.7
Investments in securities	—	22.1	—	—	—	22.1
Derivative assets - Hedging instruments	—	—	—	3.3	—	3.3
Derivative assets - Non-hedge	—	—	1.6	—	—	1.6
Other financial assets	23.5	—	—	—	—	23.5
Total financial assets	$28.4	$22.1	$130.7	$3.3	$—	$184.5

Financial liabilities
Total debt	$—	$—	$—	$—	$1,592.4	$1,592.4
Accounts payable and accrued liabilities	—	—	—	—	340.0	340.0
Derivative liabilities - Hedging instruments	—	—	—	—	—	—
Derivative liabilities - Non-hedge	—	—	—	—	—	—
Other financial liabilities	—	—	—	—	132.8	132.8
Total financial liabilities	$—	$—	$—	$—	$2,065.2	$2,065.2

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(b)	Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In assessing the fair value of a particular contract, the market participant would consider the credit risk of the counterparty to the contract. Consequently, when it is appropriate to do so, the Company adjusts its valuation models to incorporate a measure of credit risk.

i)	Carrying Value Versus Fair Value

Set out below is a comparison by class of the carrying amounts and fair value of the Company's financial instruments, other than those whose carrying amounts are a reasonable approximation of fair value:

	Financial instrument classification	Carrying amount		Fair value (i)
As at December 31,		2017	2016	2017	2016
Debt
Senior unsecured notes	Amortized cost	$1,754.8	$1,455.9	$1,751.5	$1,460.0

(i)
The Company's senior unsecured notes are accounted for at amortized cost, using the effective interest rate method. The fair value required to be disclosed is determined using quoted prices (unadjusted) in active markets, and is therefore classified within Level 1 of the fair value hierarchy.

Management assessed that the fair values of cash and cash equivalents, trade and other receivables, accounts payable and accrued liabilities, and other financial assets and liabilities approximate their carrying amounts, largely due to the short-term maturities of these instruments. Derivative assets and liabilities are already carried at fair value.

ii)	Fair Value Hierarchy

The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments that are measured at fair value:

Level 1:	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
Level 2:    Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
Level 3:    Unobservable inputs for the asset or liability.

The Company assesses its financial instruments and non-financial contracts on a regular basis to determine the existence of any embedded derivatives that would be required to be separated from the host contract and accounted for separately at fair value through profit or loss. As at December 31, 2017, there were no embedded derivatives requiring separate accounting other than copper concentrate sales.

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The following table summarizes the Company's financial assets and financial liabilities measured at fair value on a recurring basis:

As at December 31, 2017	Level 1 input	Level 2 input	Level 3 input	Aggregate fair value
Assets
Cash and cash equivalents (Note 15(c))	$148.9	$—	$—	$148.9
Receivables from provisional copper sales	—	30.5	—	30.5
Available-for-sale securities (Note 19)	4.6	—	—	4.6
Warrants (Note 19)	—	2.6	—	2.6
Derivative related assets (Note 19)	—	9.3	—	9.3
	$153.5	$42.4	$—	$195.9
Liabilities
Derivative related liabilities (Note 24)	—	14.2	—	14.2
	$—	$14.2	$—	$14.2

As at December 31, 2016	Level 1 input	Level 2 input	Level 3 input	Aggregate fair value
Assets
Cash and cash equivalents (Note 15(c))	$97.4	$—	$—	$97.4
Receivables from provisional copper sales	—	31.7	—	31.7
Available-for-sale securities (Note 19)	18.7	—	—	18.7
Warrants (Note 19)	—	3.4	—	3.4
Derivative related assets (Note 19)	—	4.9	—	4.9
	$116.1	$40.0	$—	$156.1
Liabilities
Derivative related liabilities (Note 24)	—	—	—	—
	$—	$—	$—	$—

There were no transfers between Level 1 and Level 2 during the years ended December 31, 2017 and 2016.

iii)	Valuation Methodologies Used in the Measurement of Fair Value for Level 2 Financial Assets and Financial Liabilities

Receivables from Provisional Copper Sales

The Company's copper concentrate sales are subject to provisional pricing with the final selling price adjusted at the end of the quotational period. At the end of each reporting period, the Company's accounts receivable relating to these contracts are marked-to-market based on quoted forward prices for which an active commodity market exists.

Warrants

The fair value of warrants is calculated using the Black-Scholes option pricing model, which uses a combination of quoted prices and market-derived inputs, including volatility estimates.

Derivative Related Assets and Liabilities

The fair value of derivative instruments is determined using either present value techniques or option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs. The Company continues to monitor the potential impact of the recent instability of the financial markets, and will adjust its derivative contracts for credit risk based upon the credit default swap spread for each of the counterparties as warranted.

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iv)	Fair Value of Derivatives

The following table summarizes the fair value of derivative related assets and liabilities:

	Total fair value
	Assets		Liabilities
At as December 31,	2017	2016	2017	2016
Derivatives designated as hedges
Currency contracts
Forward contracts	$5.2	$3.3	$1.6	$—
Zero-cost collar contracts	1.5	—	4.1	—
Commodity contracts
Zero-cost collar contracts	0.1	—	—	—
Total derivatives designated as hedges (i)	$6.8	$3.3	$5.7	$—
Derivatives not designated as hedges
Commodity contracts
Forward contracts	—	1.6	5.0	—
Zero-cost collar contracts	1.5	—	3.5	—
Other contracts
DSU contracts (ii)	1.0	—	—	—
Total derivatives not designated as hedges	$2.5	$1.6	$8.5	$—
Total derivative instruments (Note 19 and Note 24)	$9.3	$4.9	$14.2	$—
Analyzed by maturity:
Less than 1 year	$8.5	$4.9	$12.8	$—
Between 1 and 2 years	$0.8	$—	$1.4	$—

(i)
The net gain on derivatives designated as cash flow hedges for the year ended December 31, 2017 recorded in OCI was $7.2 million (net of tax recovery of $1.3 million) (2016 - net loss of $1.6 million, net of tax expense of $1.0 million), which represented the effective portion of the change in fair value of the hedges. There was no hedge ineffectiveness for the years ended December 31, 2017 and 2016. The gain reclassified from OCI to the consolidated statement of operations for the year ended December 31, 2017 was $0.3 million (2016 - loss of $2.8 million).

(ii)
During the first quarter of 2017, the Company entered into a derivative contract to mitigate the volatility of its share price on DSU compensation, effectively locking in the exposure of the Company for three million DSUs (approximately 80% of outstanding DSUs) at a value of C$3.5002 per share.

The following table summarizes realized and unrealized gains/(losses) on derivatives:

For the years ended December 31,	2017	2016
Realized gains/losses
Currency contracts: Forward contracts	$8.2	$—
Currency contracts: Zero-cost collar contracts	8.6	2.8

Commodity contracts: Forward contracts	(29.1)	(6.8)
Commodity contracts: Zero-collar contracts	1.7	—
	$(10.6)	$(4.0)
Unrealized gains/losses
Currency contracts: Forward contracts	$—	$—
Currency contracts: Zero-cost collar contracts	(6.0)	2.3
Commodity contracts: Forward contracts	(6.6)	(2.2)
Commodity contracts: Zero-collar contracts	(2.8)	—
DSU	1.0	—
	$(14.4)	$0.1

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(b)	Market Risk

Market risk is the risk that changes in market factors, such as foreign exchange, commodity prices or interest rates will affect the value of the Company's financial instruments. Market risks are managed by either accepting the risk or mitigating it through the use of derivatives and other economic hedges.

i. Currency Risk

The Company’s sales are predominantly denominated in US Dollars. The Company is primarily exposed to currency fluctuations relative to the US Dollar as a portion of the Company’s operating costs and capital expenditures are denominated in foreign currencies; predominately the Brazilian Real, the Argentine Peso, the Chilean Peso, and the Canadian Dollar. Monetary assets denominated in foreign currencies are also exposed to foreign currency fluctuations. These potential currency fluctuations could have a significant impact on production costs and affect the Company’s earnings and financial condition. To limit the variability in the Company’s expected operating expenses denominated in foreign currencies, the Company restarted its hedging program in May 2016, entering into forward contracts and zero-cost collar option contracts as summarized below.

The Company has designated these contracts as cash flow hedges for its highly probable forecasted Brazilian Real and Canadian dollar expenditure requirements. The Company has elected to only designate the change in the intrinsic value of options in the hedging relationships.

The following summarizes the terms of the foreign currency contracts that were designated as cash flow hedges:

•
During the second quarter of 2016, the Company entered into zero-cost collar contracts totalling R$510 million (R$ = Brazilian Reais) with the purchase of call options at an average strike price of R$3.40 per US Dollar and the sale of put options at an average strike price of R$4.13 per US Dollar. The term of the cash flow hedge was from May 2016 to April 2017.

•
During the fourth quarter of 2016, the Company entered into additional zero-cost collar contracts totalling R$400.0 million with the purchase of call options at an average strike price of R$3.25 per US Dollar and sale of put options at an average strike price of R$3.79 per US Dollar. The term of the cash flow hedge was from May 2017 to December 2017 and provided the Company with an approximate 66% hedge over the expected operating costs over the period.

•
During the fourth quarter of 2016, Brio Gold entered into zero-cost collar contracts totalling R$672.0 million with the purchase of call options at an average strike price of R$3.30 per US Dollar and sale of put options at an average strike price of R$3.90 per US Dollar. The term of the cash flow hedge is from January 2017 to December 2018. In addition, Brio Gold entered into currency forward contracts totalling R$672.0 million at an average rate of R$3.55 per US Dollar. The term of the cash flow hedge is from January 2017 to December 2018 and provides Brio Gold with an approximate 60% hedge over the expected operating and capital expenditure costs over the period.

•
During the third quarter of 2017, the Company entered into forward currency contracts for total notional of R$235 million with a weighted average price of R$3.25 per USD. These contracts had all settled by December 2017.

•
During the fourth quarter of 2017, the Company entered into zero-cost collar contracts totalling R$540.0 million with the purchase of call options at an average strike price of R$3.15 per US Dollar and sale of put options at an average strike price of$3.47 per US Dollar. The term of this cash flow hedge is from January 2018 to June 2019.

•
During the fourth quarter of 2017, the Company entered into forward currency contracts for a total notional of CAD$60 million with a weighted average price of CAD $1.2471 per US Dollar. The term of this cash flow hedge is from January 2018 to December 2018.

•
During the fourth quarter of 2017, Brio Gold entered into zero-cost collar contracts totalling R$120.0 million with the purchase of call options at an average strike price of R$3.36 per US Dollar and sale of put options at an average strike price of R$3.70 per US Dollar. The term of the cash flow hedge is from January 2019 to December 2019. In addition, Brio Gold entered into currency forward contracts totalling R$420.0 million at an average rate of R$3.47 per US Dollar. Together, these cash flow hedges have various terms from July 2018 to December 2019 and provide Brio Gold with an approximate 47% hedge over the expected operating costs in 2019.

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The following table outlines the Company's exposure to currency risk and the pre-tax effects on profit or loss and equity at the end of the reporting period of a 10% change in the foreign currency for the foreign currency denominated monetary items. The sensitivity analysis includes cash and cash equivalents and trade payables.  The number below indicates an increase or decrease in profit or equity where the US dollar strengthens or weakens by 10% against the relevant foreign currency.

	Effect on net earnings before tax		Effect on other comprehensive income, before tax
(On 10% change in US Dollars exchange rate)	2017	2016	2017	2016
Brazilian Real	$4.0	$3.7	$0.5	$0.1
Argentine Peso	$1.0	$1.1	$—	$—
Canadian Dollar	$8.1	$7.3	$—	$—
Chilean Peso	$4.4	$6.6	$—	$—

The sensitivity analysis included in the tables above should be used with caution as the results are theoretical, based on management's best assumptions using material and practicable data which may generate results that are not necessarily indicative of future performance. In addition, in deriving this analysis, the Company has made assumptions based on the structure and relationships of variables as at the balance sheet date which may differ due to fluctuations throughout the year with all other variables assumed to remain constant. Actual changes in one variable may contribute to changes in another variable, which may amplify or offset the effect on earnings.

ii.	Commodity Price Risk

Gold, copper and silver prices are affected by various forces including global supply and demand, interest rates, exchange rates, inflation or deflation and the political and economic conditions of major gold, copper and silver-producing countries. The profitability of the Company is directly related to the market price of gold, copper and silver. A decline in the market prices for these precious metals could negatively impact the Company's future operations.

During the third quarter of 2017, the Company entered into a portfolio of zero-cost collar contracts for copper with a number of counterparties. The arrangement comprises of written call and purchased put options with identical characteristics and a range of strike prices that expire monthly for a period of six months from January to June 2018. Total notional quantities included under this arrangement amount to approximately 45 million pounds of copper (approximately 7.5 million pounds per month). The weighted average strike prices of the options are $2.85 per pound and $3.33 per pound for the put and call options, respectively, comprising the boundaries of the collar. Upon exercise, the leg of the option in the money may be settled net in cash.

During the third quarter of 2017, the Company also entered into a portfolio of zero-cost collar contracts for gold with a number of counterparties. The arrangement comprises of written call and purchased put options with identical characteristics and a range of strike prices that expire over a period of six months from October 2017 to March 2018. Total notional quantities included under this arrangement amounted to 284,200 ounces of gold, of which collars worth 152,300 notional ounces had settled or expired by December 31, 2017. The weighted average strike prices of the options are $1,300 per ounce and $1,414 per ounce for the put and call options, respectively, comprising the boundaries of the collar.

As at December 31, 2017 the Company had $30.5 million (December 31, 2016 — $31.7 million) in receivables relating to provisionally priced concentrate sales. For year ended December 31, 2017, the Company had unrecognized gains of $4.0 million (2016 — $9.1 million gain) on receivables relating to provisionally priced concentrate sales.

As at December 31, 2017, the Company has outstanding contracts whereby 23.1 million pounds of copper was purchased at a price of $3.07 per pound. The Company periodically uses forward contracts to economically hedge against the risk of declining copper prices for a portion of its forecast copper concentrate sales.

The Company's balance sheet exposure to commodity prices is limited to the trade receivables associated with provisional pricing of metal concentrate sales, particularly copper, and the copper forward contracts.  A 10% change in the average metal prices at the balance sheet date with all other variables constant would result in the following impact to the Company's before tax earnings:

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	Effects on net earnings, before tax
(10% change in price)	2017	2016
Gold in concentrate	$2.0	$2.1
Copper in concentrate	$5.0	$1.7
Silver in concentrate	$—	$0.1

The change in the average commodity prices will not have an impact on Other Comprehensive Income.

iii.	Interest Rate Risk

As at December 31, 2017, the majority of the Company’s long-term debt was at fixed rates. The Company is exposed to interest rate risk on its variable rate debt and may enter into interest rate swap agreements to hedge this risk. The Company did not have any interest-rate hedges as at December 31, 2017.

iv.	Credit Risk

Credit risk is the risk that a third party might fail to discharge its obligations under the terms of a financial instrument. The Company limits credit risk by entering into business arrangements with high credit-quality counterparties, limiting the amount of exposure to each counterparty and monitoring the financial condition of counterparties whilst also establishing policies to ensure liquidity of available funds. In addition, credit risk is further mitigated in specific cases by maintaining the ability to novate contracts from lower quality credit counterparties to those with higher credit ratings.

For cash and cash equivalents, trade and other receivables and derivative related assets, credit risk is represented by the carrying amount on the consolidated balance sheets. Cash and cash equivalents are deposited with highly rated corporations and the credit risk associated with these deposits is low. The Company sells its products to large international financial institutions and other organizations with high credit ratings. Historical levels of receivable defaults and overdue balances over normal credit terms are both negligible, thus the credit risk associated with trade receivables is also considered to be negligible. For derivatives, the Company assumes no credit risk when the fair value of the instruments is negative. When the fair value of the instruments is positive, this is a reasonable measure of credit risk. The Company does not have any assets pledged as collateral.

The Company's maximum credit exposure to credit risk is as follows:

As at December 31, 2017	2017	2016
Cash and cash equivalents	$148.9	$97.4
Trade and other receivables	38.6	36.6
Derivative related assets (Note 19)	9.3	4.9
	$196.8	$138.9

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v.	Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset.  Under the terms of our trading agreements, counterparties cannot require the Company to immediately settle outstanding derivatives except upon the occurrence of customary events of default. The Company mitigates liquidity risk through the implementation of its Capital Management Policy by managing its capital expenditures, forecast and operational cash flows, and by maintaining adequate lines of credit. As part the capital allocation strategy, the Company examines opportunities to divest assets that do not meet the Company’s investment criteria. In addition, the Company addresses the capital management process as described in Note 31: Capital Management to the Company's Consolidated Financial Statements. Contractual maturities relating to contractual commitments are included in Note 33: Contractual Commitments to the Company's Consolidated Financial Statements and relating to long-term debt are included in Note 26: Long-Term Debt to the Company's Consolidated Financial Statements.

As at December 31,	2017					2016
	Within 1 year	2 - 3 years	4 - 5 years	Over 5 years	Total	Total
Accounts payable and accrued liabilities	$345.4	$—	$—	$—	$345.4	$340.0
Debt repayments	110.0	342.4	222.7	1,196.9	1,872.0	1,604.3
Interest payments on debt	85.6	151.2	127.0	120.8	484.6	426.6
Decommissioning, restoration and similar liabilities (i)	12.1	35.7	75.9	451.5	575.2	732.9
	$553.1	$529.3	$425.6	$1,769.2	$3,277.2	$3,103.8

(i)	Undiscounted inflated amount of future decommissioning, restoration and similar liabilities.

17.    TRADE AND OTHER RECEIVABLES

As at December 31,	2017	2016
Trade receivables (i)	$38.6	$35.1
Other receivables	—	1.5
Trade and other receivables	$38.6	$36.6

(i)
The average credit period for gold and silver sales is less than 30 days and for copper sales, approximately 90 days. No interest is charged on trade receivables and they are neither impaired nor past due.

18.    INVENTORIES

As at December 31,	2017	2016
Product inventories	$35.6	$51.2
Work in process (i)	14.1	60.2
Ore stockpiles	126.6	64.6
Materials and supplies	93.7	106.4
	$270.0	$282.4
Less: non-current ore stockpiles included in property, plant and equipment (Note 21)	$(106.5)	$(28.3)
	$163.5	$254.1
(i) The work in process balance at December 31, 2016 includes $45.8 million of inventories related to Gualcamayo. Due to the classification of Gualcamayo as a disposal group held for sale in 2017 (refer to Note 6(a): Acquisition and Disposition of Mineral Interests and Corporate Transactions to the Company's Consolidated Financial Statements), the work in process balance at December 31, 2017 excludes work in process inventories related to Gualcamayo.

The amount of inventories recognized as an expense during the year ended December 31, 2017 was $1.04 billion (2016 - $1.03 billion) and is included in cost of sales excluding depletion, depreciation and amortization. For the year ended December 31, 2017, a total charge of $11.2 million was recorded to adjust inventory to net realizable value (2016 - $0.4 million recovery) which is included in cost of sales excluding depletion, depreciation and amortization.

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19.    OTHER FINANCIAL ASSETS

As at December 31,	2017	2016 (ii)
Derivative related assets (Note 16(a))	$9.3	$4.9
Royalty and other receivables	21.0	20.3
Investments in financial securities (i)	7.2	22.1
Other	1.8	3.2
	$39.3	$50.5
Current	$13.2	$14.4
Non-current	26.1	36.1
	$39.3	$50.5

(i)
Investments in financial securities include AFS securities and warrants with a cost of $16.4 million (2016 - $39.3 million) and a fair value of $7.2 million (2016 - $22.1 million). During the year ended December 31, 2017, the Company sold its position in the shares of certain companies, and the Company's shares in another company were redeemed by corporate action.

(ii)
Comparatives in respect of certain tax balances have been reclassified to conform to the change in presentation adopted in the current period and are now included in Note 20: Other Assets to the Company's Consolidated Financial Statements.

20.    OTHER ASSETS

As at December 31,	2017	2016 (ii)
Income tax recoverable and installments	$23.1	$18.3
Tax credits recoverable (i)	118.8	116.8
Advances and deposits	53.1	50.5
Other long-term advances	15.2	13.5
	$210.2	$199.1
Current	$119.4	$149.9
Non-current	90.8	49.2
	$210.2	$199.1

(i)
Tax credits recoverable consist of sales taxes which are recoverable either in the form of a refund from the respective jurisdictions in which the Company operates or against other taxes payable and value-added tax.

(ii)
Comparatives in respect of certain tax balances have been reclassified to conform to the change in presentation adopted in the current period and are now included in Note 20: Other Assets to the Company's Consolidated Financial Statements.

21.    PROPERTY, PLANT AND EQUIPMENT

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	Mining property costs subject to depletion (i)	Mining property costs not subject to depletion (ii)	Land, building, plant & equipment	Total
Cost, January 1, 2016	$5,522.5	$6,546.7	$2,802.2	$14,871.4
Additions	192.3	240.2	55.8	488.3
Acquisitions through business combinations (Note 6(d))	17.1	—	40.3	57.4
Reclassification, transfers and other non-cash movements (iii)	421.8	(435.2)	42.9	29.5
Change in decommissioning, restoration and similar liabilities	36.6	—	—	36.6
Disposals	(329.9)	(369.7)	(196.0)	(895.6)
Cost, December 31, 2016	$5,860.4	$5,982.0	$2,745.2	$14,587.6
Additions	231.9	317.9	94.1	643.9
Reclassification, transfers and other non-cash movements (iii)	99.5	(24.1)	(29.1)	46.3
Change in decommissioning, restoration and similar liabilities	47.4	0.5	—	47.9
Disposals	1.0	(10.1)	(28.4)	(37.5)
Reclassified as held for sale (Note 6(a))	(109.9)	(129.8)	(92.6)	(332.3)
Cost, December 31, 2017	$6,130.3	$6,136.4	$2,689.2	$14,955.9

Accumulated depletion and depreciation, January 1, 2016	$3,211.3	$2,275.8	$1,175.6	$6,662.7
Depletion and depreciation for the year	261.8	—	215.3	477.1
Impairment	426.8	101.1	87.2	615.1
Reclassification, transfers and other non-cash movements	(0.5)	—	—	(0.5)
Disposals	(330.0)	(295.7)	(107.4)	(733.1)
Accumulated depletion and depreciation, December 31, 2016	$3,569.4	$2,081.2	$1,370.7	$7,021.3
Depletion and depreciation for the year	224.9	—	212.5	437.4
Impairment (iv)	129.7	146.3	80.5	356.5
Reclassification, transfers and other non-cash movements	—	—	—	—
Disposals	—	(2.9)	(13.0)	(15.9)
Eliminated on reclassification as held for sale (Note 6(a))	(49.8)	—	(53.3)	(103.1)
Accumulated depletion and depreciation, December 31, 2017	$3,874.2	$2,224.6	$1,597.4	$7,696.2
Carrying value, December 31, 2016	$2,291.0	$3,900.8	$1,374.5	$7,566.3
Carrying value, December 31, 2017	$2,256.1	$3,911.8	$1,091.8	$7,259.7

(i)	The following table shows the reconciliation of capitalized stripping costs incurred in the production phase:

As at December 31,	2017	2016
Balance, beginning of year	$285.3	$221.7
Additions	135.2	88.7
Amortization	(18.2)	(25.1)
Balance, end of year	$402.3	$285.3

(ii)
Mining property costs not subject to depletion include: capitalized mineral reserves and exploration potential acquisition costs, capitalized exploration & evaluation costs, capitalized development costs, assets under construction, capital projects and acquired mineral resources at operating mine sites. Mining property costs not subject to depletion are composed of the following:

As at December 31,	2017	2016
Projects with mineral reserves	$2,429.3	$2,346.1
Exploration potential	1,220.9	1,465.1
Mines under construction	261.6	89.6
Total	$3,911.8	$3,900.8

(iii)	Reclassification, transfers and other non-cash movements includes $54.2 million (2016 - $6.2 million) in ore stockpile inventory which is not expected to be processed within the next twelve months.

(iv)
During the year, the Company recognized net impairment charges totalling $356.5 million on certain mineral interests (2016 - $615.1 million). Refer to Note 11: Impairment and Reversal of Impairment to the Company's Consolidated Financial Statements for additional details.

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22.     GOODWILL AND INTANGIBLES

	Goodwill (i)	Other intangibles (ii)	Total
Cost, January 1, 2016	$427.7	$79.0	$506.7
Additions	—	—	—
Cost, December 31, 2016	$427.7	$79.0	$506.7
Additions	$—	$—	$—
Reclassification to assets held for sale	(24.0)	(1.4)	(25.4)
Cost, December 31, 2017	$403.7	$77.6	$481.3
Accumulated amortization and impairment, January 1, 2016	$—	$(17.2)	$(17.2)
Amortization	—	(8.5)	(8.5)
Accumulated amortization and impairment, December 31, 2016	$—	$(25.7)	$(25.7)
Amortization	—	(6.1)	(6.1)
Accumulated amortization and impairment, December 31, 2017	$—	$(31.8)	$(31.8)
Carrying value, December 31, 2016	$427.7	$53.3	$481.0
Carrying value, December 31, 2017	$403.7	$45.8	$449.5

(i)
Goodwill represents the excess of the purchase cost over the fair value of net assets acquired on a business acquisition. On June 16, 2014, the Company acquired a 50% interest in Canadian Malartic. Goodwill of $427.7 million was recognized on the excess of the purchase consideration over the fair value of the assets and liabilities acquired.

(ii)
Included in other intangibles are intellectual property and other intangibles recognized in the acquisition of Constructora Gardilcic Ltda. and Constructora TCG Ltda, and capitalized system development costs.

23.     TRADE AND OTHER PAYABLES

As at December 31,	2017	2016
Trade payables	$256.4	$228.7
Other payables (i)	89.0	111.3
	$345.4	$340.0
(i) Other payables include goods received but not yet paid, interest payable and other accruals.

24.    OTHER FINANCIAL LIABILITIES

As at December 31,	2017	2016 (iv)
Royalty payable (i)	$18.1	$16.1
Payable related to purchase of mineral interests (ii)	10.8	21.2
Severance accrual	32.0	33.2
Deferred share units/performance share units liability (Note 29)	21.0	16.9
Accounts receivable financing credit (iii)	54.1	40.4
Current portion of long-term debt (Note 26)	110.0	18.6
Derivative related liabilities	14.2	—
Other	28.6	5.0
	$288.8	$151.4
Current	$203.1	$74.5
Non-current	85.7	76.9
	$288.8	$151.4

(i)
Included in Royalty payable is an agreement with Miramar Mining Corporation (“Miramar” acquired by Newmont Mining Corporation) for a Proceeds Interest of C$15.4 million. The agreement entitles Miramar to receive payment of this interest over time calculated as the economic equivalent of a 2.5% net smelter return royalty on all production from the Company’s mining properties held at the time of Northern Orion entering into the agreement, or 50% of the net proceeds of disposition of any interest in the Agua Rica property until the Proceeds Interest of C$15.4 million is paid.

(ii)	Payable related to purchase of the remaining interests in Agua Fria.

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(iii)	Accounts receivable financing credit is payable within 30 days from the proceeds on concentrate sales.

(iv)
Comparatives in respect of certain tax balances have been reclassified to conform to the change in presentation adopted in the current period and are now included in Note 25: Other Provisions and Liabilities to the Company's Consolidated Financial Statements.

25.    OTHER PROVISIONS AND LIABILITIES

As at December 31,	2017	2016 (v)
Other taxes payable	$15.8	$20.7
Provision for repatriation taxes payable (i)	22.9	13.1
Provision for taxes	25.6	25.8
Deferred revenue on metal agreements - Altius (ii)	57.5	59.8
Deferred revenue on metal agreements - Sandstorm (iii)	158.5	164.8
Other provisions and liabilities (iv)	73.0	133.9
	$353.3	$418.1
Current	$56.7	$55.8
Non-current	296.6	362.3
	$353.3	$418.1

(i)
The Company is subject to additional taxes in Chile on the repatriation of profits to its foreign shareholders.  Total taxes in the amount of $22.9 million (December 31, 2016 - $13.1 million) have been accrued on the assumption that the profits will be repatriated.

(ii)
On March 31, 2016, the Company entered into a copper purchase agreement with Altius, pursuant to which, the Company received advanced consideration of $61.1 million against future deliveries of copper produced by the Company's Chapada mine in Brazil. The advanced consideration is accounted for as deferred revenue, with revenue recognized when copper is delivered to Altius.

The following table summarizes the changes in deferred revenue:

As at December 31,	2017
Balance as at January 1, 2017	$59.8
Recognition of revenue during the year	(2.3)
$57.5
Current portion	$4.0
Non-current portion	53.5
Balance as at December 31, 2017	$57.5

(iii)
On October 27, 2015 the Company entered into three metal purchase agreements with Sandstorm pursuant to which, the Company received advanced consideration of $170.4 million against future deliveries of silver production from Cerro Moro, Minera Florida and Chapada, copper production from Chapada, and gold production from Agua Rica. The advanced consideration is accounted for as deferred revenue, with revenue recognized when the respective metals are delivered to Sandstorm.

The following table summarizes the changes in deferred revenue:

As at December 31,	2017
Balance as at January 1, 2017	$164.8
Recognition of revenue during the year	(6.3)
$158.5
Current portion	$7.7
Non-current portion	150.8
Balance as at December 31, 2017	$158.5

(iv)
Other provisions and liabilities include provisions relating to legal proceedings, silicosis and other. In 2004, a former director of Northern Orion (now named 0805346 B.C. Ltd.) commenced proceedings in Argentina against Northern Orion claiming damages in the amount of $177.0 million for alleged breaches of agreements entered into with the plaintiff.  The plaintiff alleged that the agreements entitled him to a pre-emptive right to participate in acquisitions by Northern Orion in Argentina and claimed damages in connection with the acquisition by Northern Orion of its 12.5% equity interest in the Alumbrera Mine.  On August 22, 2008, the National Commercial Court No. 13 of the City of Buenos Aires issued a first-instance judgement rejecting the claim.  The plaintiff appealed this judgement to the National Commercial Appeals Court.  On May 22, 2013, the appellate court overturned the first-instance decision.  The appellate court determined that the plaintiff was entitled to make 50% of Northern Orion’s investment in the Alumbrera acquisition, although weighted the chance of the plaintiff’s 50% participation at 15%.  The matter was remanded to the first-instance court to determine the value. The parties have undergone two valuations over the last several years, both of which have been subsequently annulled. The most recent annulled award suggested a valuation of $54.2 million, well in excess of the amount Northern Orion considered reflective of the claim. In August 2017, Northern Orion entered into a confidential settlement agreement pursuant to which this matter was definitely and finally settled in consideration of an amount to be paid in installments over a number of years. The total amount

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payable pursuant to the settlement is substantially below the amount awarded in the last valuation proceeding which, under Argentine law, the Company successfully sought to annul. At the option of the Company, all or any portion of the amount can be paid in shares of the Company.

(v)
Comparatives in respect of certain tax balances have been reclassified to conform to the change in presentation adopted in the current period and are now included in Note 25: Other Provisions and Liabilities to the Company's Consolidated Financial Statements.

26.    LONG-TERM DEBT

As at December 31,	2017	2016
$300 million senior debt notes (a)	$297.5	$—
$500 million senior debt notes (b)	496.2	495.6
$300 million senior debt notes (c)	295.1	294.9
$500 million senior debt notes (d)	484.6	484.1
$270 million senior debt notes (e)	181.4	181.3
$1 billion revolving facility (f)	27.0	116.2
$75 million revolving facility (g)	72.6	—
Long-term debt from 50% interest of Canadian Malartic (h)	3.3	20.3
Total debt	$1,857.7	$1,592.4
Less: current portion of long-term debt (Note 24)	(110.0)	(18.6)
Long-term debt (i)	$1,747.7	$1,573.8

(i)	Balances are net of transaction costs of $14.3 million, net of amortization (December 31, 2016 - $11.9 million).

(a)	On November 27, 2017, the Company issued 4.625% senior unsecured debt notes for a total of $300.0 million. These notes have a maturity of December 15, 2027.

(b)	On June 25, 2014, the Company issued 4.95% senior unsecured debt notes for a total of $500.0 million. These notes have a maturity of July 15, 2024.

(c)	On June 10, 2013, the Company closed on a private placement of senior unsecured debt notes for a total of $300.0 million. These notes are comprised of two series of notes as follows:

•	Series A - $35.0 million at a rate of 3.64% with maturity of June 10, 2018.

•	Series B - $265.0 million at a rate of 4.78% with maturity of June 10, 2023.

(d)	On March 23, 2012, the Company closed on a private placement of senior unsecured debt notes for a total of $500.0 million. These notes are comprised of four series of notes as follows:

•	Series A - $75.0 million at a rate of 3.89% with a maturity of March 23, 2018.

•	Series B - $85.0 million at a rate of 4.36% with a maturity of March 23, 2020.

•	Series C - $200.0 million at a rate of 4.76% with a maturity of March 23, 2022.

•	Series D - $140.0 million at a rate of 4.91% with a maturity of March 23, 2024.

(e)	On December 18, 2009, the Company closed on a private placement of senior unsecured debt notes for a total of $270.0 million. These notes are comprised of three series of notes as follows:

•	Series A - $15.0 million at a rate of 5.53% fully repaid on December 21, 2014.

•	Series B - $73.5 million at a rate of 6.45% fully repaid on December 21, 2016.

•	Series C - $181.5 million at a rate of 6.97% with a maturity of December 21, 2019.

(f)	On May 29, 2015, the company refinanced its revolving facility of $1.0 billion. The following summarizes the terms in respect to this facility as at December 31, 2017:

•	The revolving facility is unsecured and has a maturity date of September 30, 2021.

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•	Amounts drawn bear interest at a rate of LIBOR plus 1.20% to 2.25% per annum, depending upon the Company’s credit rating.

•	Undrawn amounts are subject to a commitment fee of 0.24% to 0.45% per annum depending upon the Company’s credit rating.

•	During the year, the Company withdrew $355.0 million from the revolving facility and repaid $445.0 million

(g)
Brio Gold entered into a revolving term senior secured credit facility in the amount of $75.0 million, with no recourse to Yamana Gold Inc. The Credit Facility contains representations and warranties, conditions precedent, covenants, and events of default typical for a facility of this type.  The following summarizes the terms with respect to this facility as at December 31 2017:

•	The term of the revolving facility is three years, with a reduction to $50.0 million two years after the initial draw down, which was January 25, 2017.

•	Interest rate margins are tied to a grid based on LIBOR that varies with the leverage ratio of Brio Gold.

•	During the year, Brio Gold withdrew $75.0 million from the revolving facility, with the facility being fully drawn down at the year-end.

(h)	The following summarizes the debts related to the Company's 50% interest in Canadian Malartic, which is not guaranteed by the Company:

•	Obligations under finance lease of $3.3 million (C$4.1 million) with interest rates ranging between 3.5% and 4.7%, maturing November 2019.

•	During the year, the Company made finance lease payments of $2.6 million and loan payments of $14.9 million, resulting in the loan being fully repaid.

The following is a schedule of long-term debt principal repayments which includes corporate debt, the revolving facilities, and debt assumed from the 50% interest in Canadian Malartic which is neither corporate nor guaranteed by the Company:

Long-term debt
2018	$110.0
2019	208.3
2020	134.1
2021	30.0
2022	192.7
2023	261.2
2024	635.7
2025	—
2026	—
2027	300.0
$1,872.0

27. DECOMMISSIONING, RESTORATION AND SIMILAR LIABILITIES

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As at December 31,	2017	2016
Balance, beginning of year	$235.6	$194.3
Decommissioning, restoration and similar liabilities acquired during the year (Note 6(d))	—	5.8
Decommissioning, restoration and similar liabilities disposed during the year (Note 6(c))	—	(6.5)
Unwinding of discount in the current year for operating mines	24.4	13.6
Unwinding of discount in the current year for non-operating mines	2.3	1.8
Adjustments to decommissioning, restoration and similar liabilities during the year	47.6	20.3
Foreign exchange impact	(3.9)	14.4
Expenditures during the current year	(4.6)	(8.1)
Reclassification to liabilities relating to assets held for sale	(27.1)	—
Balance, end of year	$274.3	$235.6
Current (i)	$16.1	$13.4
Non-current	258.2	222.2
	$274.3	$235.6

(i)
The current portion of decommissioning, restoration and similar liabilities is included in the current portion of Note 25: Other Provisions and Liabilities to the Company's Consolidated Financial Statements.

Decommissioning, restoration and similar liabilities are calculated as the net present value of future cash flows, which total $413.4 million (December 31, 2016 - $356.8 million) using discount rates specific to the liabilities of 1.83% to 15.26% (December 31, 2016 - 1.2% to 19.09%). The settlement of the obligations is estimated to occur through to 2043. Decommissioning, restoration and similar liabilities of the Company's mines and projects are incurred in Brazilian Reais, Chilean Pesos, Argentine Pesos, Canadian Dollars and US Dollars. The liabilities, other than those denominated in US Dollars, are subject to translation gains and losses from one reporting period to the next in accordance with the Company's accounting policy for foreign currency translation of monetary items. Adjustments during the year reflect changes in estimates and assumptions including discount rates and inflation rates. The translation gains or losses, as well as changes in the estimates related to these liabilities are reflected in the carrying amounts of the related property, plant and equipment.

28.    SHARE CAPITAL

(a)	Common Shares Issued and Outstanding

The Company is authorized to issue an unlimited number of common shares at no par value and a maximum of eight million first preference shares. There were no first preference shares issued or outstanding as at December 31, 2017 (2016: nil).

For the years ended December 31,	2017		2016
	Number of common shares		Number of common shares
Issued and outstanding - 948,524,667 common shares		Amount		Amount
(December 31, 2016 - 947,797,596 common shares):	(In thousands)	(In millions)	(In thousands)	(In millions)
Balance, beginning of year	947,798	$7,630.5	947,039	$7,625.4
Exercise of options and share appreciation rights	—	—	56	0.3
Issued on vesting of restricted share units	591	2.9	556	4.5
Dividend reinvestment plan (i)	136	0.3	147	0.3
Balance, end of year	948,525	$7,633.7	947,798	$7,630.5

(i)
The Company has a dividend reinvestment plan to provide holders of common shares a simple and convenient method to purchase additional common shares by electing to automatically reinvest all or any portion of cash dividends paid on common shares held by the plan participant without paying any brokerage commissions, administrative costs or other service charges. As at December 31, 2017, a total of 18,918,052 shares have subscribed to the plan.

(b) Dividends Paid and Declared

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For the years ended December 31,	2017	2016
Dividends paid	$18.9	$28.0
Dividends declared in respect of the year	$19.4	$19.7
Dividend paid (per share)	$0.02	$0.03
Dividend declared in respect of the year (per share)	$0.02	$0.02

29.    SHARE-BASED PAYMENTS

The total expense relating to share-based payments includes accrued compensation expense related to plans granted in the current period, plans granted in the prior period and adjustments to compensation associated with mark-to-market adjustments on cash-settled plans, as follows:

For the years ended December 31,	2017	2016
Accrued expense on equity-settled compensation plans	$3.3	$2.2
Accrued expense on cash-settled compensation plans	4.4	1.9
Total expense for instruments granted	$7.7	$4.1
Compensation expense for Brio Gold	7.0	7.0
Mark-to-market change on cash-settled plans	(2.1)	3.1
Total expense recognized as compensation expense	$12.6	$14.2

As at December 31,	2017	2016
Total carrying amount of liabilities for cash-settled arrangements (Note 24)	$21.0	$16.9

The following table summarizes the equity instruments outstanding related to share-based payments.

As at December 31, (In thousands)	2017	2016
Share options outstanding (i), (ii), (iii)	1,831	2,242
Restricted share units ("RSU") (iv)	1,474	707
Deferred share units ("DSU") (v)	4,288	3,829
Performance share units ("PSU") (vi), (vii)	2,521	1,873

(i)	The aggregate maximum number of common shares that may be reserved for issuance under the Company's Share Incentive Plan is 24.9 million (2016 - 24.9 million).

(ii)
Share options outstanding at December 31, 2017 had a weighted average exercise price of C$7.75 (December 31, 2016 - C$7.81). As at December 31, 2017,1,662,521 share options with a weighted average exercise price of C$8.00 were exercisable (December 31, 2016 - 1,761,821 share options with a weighted exercise price of C$8.50).

(iii)	During the year ended December 31, 2017, no share options were granted, and 410,873 share options expired.

(iv)
During the year ended December 31, 2017, the Company granted 1,358,562 RSUs with a weighted average grant date fair value of C$4.46 per RSU; a total of 591,373 RSUs vested and the Company credited $2.9 million (2016 - $4.5 million) to share capital in respect of RSUs that vested during the period.

(v)
During the year ended December 31, 2017, the Company granted 459,354 DSUs and recorded an expense of C$1.6 million. During the first quarter, the Company entered into a derivative contract to mitigate the volatility of share price on DSU compensation, effectively locking in the exposure of the Company for 3 million DSUs (approximately 80% of outstanding DSUs) at a value of C$3.5002 per share. For the year ended December 31, 2017, the Company recorded a mark-to-market loss on DSUs of $0.7 million and a mark-to-market gain on the DSU hedge of $1.0 million.

(vi)	During the year ended December 31, 2017, 1,224,321 PSU units were granted. This PSU plan has an expiry date on December 2, 2019 and had a fair value of C$4.04 per unit at December 31, 2017.

(vii)	The fair value of PSUs granted during the year ended December 31, 2017 was determined using a probability weighted analysis using the Monte Carlo simulation with the following significant assumptions:

Dividend yield (CAD Dollars)	0.61%
Expected volatility (i)	57.71%
Risk-free interest rate	2.0464%
Contractual life	3 years
(i) The expected volatility is based on the historical volatility of the Company's shares.

30.    NON-CONTROLLING INTEREST

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As at December 31,	2017	2016
Agua De La Falda S.A. (i)	$18.7	$18.7
Brio Gold Inc. (ii)	115.2	49.1
	$133.9	$67.8

(i)
The Company holds a 56.7% interest of Agua De La Falda ("ADLF") project along with Corporación Nacional del Cobre de Chile ("Codelco"). The ADLF project is an exploration project which includes the Jeronimo Deposit and is located in northern Chile.

(ii)
The Company held approximately 53.6% of the issued and outstanding shares of Brio Gold as at December 31, 2017 (December 31, 2016 -85%). For details on the movement in the Company's shareholding during the year refer to Note 6: Acquisition and Disposition of Mineral Interests and Corporate Transactions to the Company's Consolidated Financial Statements. Further, in January 2018, Leagold Mining Corporation announced their intent to make an offer to acquire all of the issued and outstanding shares of Brio Gold on or before February 28, 2018. Refer to Note 36: Subsequent Events to the Company's Consolidated Financial Statements for further details.

31.    CAPITAL MANAGEMENT

The Company’s objectives in managing capital are to ensure sufficient liquidity to pursue its strategy of organic growth combined with strategic acquisitions, to ensure the externally imposed capital requirements relating to its long-term debt are being met, and to provide returns to its shareholders. The Company defines capital that it manages as net worth, which is comprised of total shareholders’ equity and debt obligations (net of cash and cash equivalents). Refer to Note 28: Share Capital and Note 26: Long-term Debt, respectively, to the Company's Consolidated Financial Statements, for a quantitative summary of these items.

The Company manages its capital structure and makes adjustments to it in light of general economic conditions, the risk characteristics of the underlying assets and the Company’s working capital requirements. In order to maintain or adjust its capital structure, the Company, upon approval from its Board of Directors, may issue shares, pay dividends, or undertake other activities as deemed appropriate under the specific circumstances. The Board of Directors reviews and approves any material transactions out of the ordinary course of business, including proposals on acquisitions or other major investments or divestitures, as well as capital and operating budgets. The Company has not made any changes to its policies and processes for managing capital during the year.

The Company has the following externally imposed financial covenants on certain of its debt arrangements:

(a)	Tangible net worth of at least $2.3 billion.

(b)	Maximum net total debt (debt less cash) to tangible net worth of 0.75.

(c)	Leverage ratio (net total debt/EBITDA) to be less than or equal to 3.5:1.

Not meeting these capital requirements could result in a condition of default by the Company. As at December 31, 2017, the Company has met all of the externally imposed financial covenants.

32.    OPERATING SEGMENTS

(a)	Information about Assets and Liabilities

Property, plant and equipment referred to below consist of land, buildings, equipment, mining properties subject to depletion and mining properties not subject to depletion which include assets under construction and capitalized exploration and evaluation costs.

As at December 31, 2017	Chapada	El Peñón	Canadian Malartic (i)	Jacobina	Minera Florida	Gualca-mayo (ii)	Corporate and other (iii)	Total excluding Brio Gold	Brio Gold	Total
Property, plant and equipment	$720.4	$753.0	$1,265.1	$741.9	$430.7	$—	$2,841.9	$6,753.0	$506.7	$7,259.7
Goodwill and intangibles	$—	$5.4	$403.7	$—	$—	$—	$40.4	$449.5	$—	$449.5
Non-current assets	$732.9	$768.6	$1,685.5	$762.6	$432.1	$—	$2,998.2	$7,379.9	$520.0	$7,899.9
Total assets	$798.2	$828.4	$1,869.6	$783.3	$458.0	$232.5	$3,214.5	$8,184.5	$578.8	$8,763.3
Total liabilities	$318.0	$221.5	$436.4	$162.0	$147.8	$82.6	$2,826.8	$4,195.1	$120.9	$4,316.0

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As at December 31, 2016	Chapada	El Peñón	Canadian Malartic	Jacobina	Minera Florida	Gualca-mayo	Corporate and other (iii)	Total excluding Brio Gold	Brio Gold	Total
Property, plant and equipment	$635.9	$764.4	$1,380.6	$737.7	$409.0	$411.9	$2,747.2	$7,086.7	$479.6	$7,566.3
Goodwill and intangibles	$—	$6.8	$427.7	$—	$—	$1.4	$45.1	$481.0	$—	$481.0
Non-current assets	$643.9	$775.2	$1,867.2	$751.8	$415.1	$412.9	$2,884.9	$7,751.0	$498.3	$8,249.3
Total assets	$723.1	$828.0	$1,925.2	$779.5	$444.9	$534.9	$3,013.7	$8,249.3	$552.4	$8,801.7
Total liabilities	$190.9	$200.5	$476.2	$157.5	$134.1	$150.4	$2,783.6	$4,093.2	$128.5	$4,221.7

(i)
As at December 31, 2017, certain of the Company's jointly owned exploration properties of the Canadian Malartic Corporation were classified as assets held for sale and presented separately in the consolidated balance sheet at December 31, 2017 as current assets. Refer to Note 6: Acquisition and Disposition of Mineral Interests and Corporate Transactions to the Company's Consolidated Financial Statements.

(ii)
As at December 31, 2017, Gualcamayo was reclassified as a disposal group held for sale and all assets and liabilities of Gualcamayo are presented separately in the consolidated balance sheet at December 31, 2017 as current assets and current liabilities respectively. Refer to Note 6: Acquisition and Disposition of Mineral Interests and Corporate Transactions to the Company's Consolidated Financial Statements.

(iii)	"Corporate and other" includes Agua Rica ($1.1 billion) (2016 - $1.1 billion), other advanced stage development projects, exploration properties and corporate entities.

(b)	Information about Profit and Loss

For the year ended December 31, 2017	Chapada	El Peñón	Canadian Malartic	Jacobina	Minera Florida	Gualca-mayo	Corporate and other	Total excluding Brio Gold	Brio Gold	Total
Revenue (ii) (iii)	$425.4	$274.0	$403.1	$170.8	$123.1	$188.6	$—	$1,585.0	$218.8	$1,803.8
Cost of sales excluding depletion, depreciation and amortization	(215.3)	(165.2)	(186.0)	(98.6)	(79.5)	(143.8)	—	(888.4)	(154.0)	(1,042.4)
Gross margin excluding depletion, depreciation and amortization	$210.1	$108.8	$217.1	$72.2	$43.6	$44.8	$—	$696.6	$64.8	$761.4
Depletion, depreciation and amortization	(38.1)	(70.2)	(129.4)	(44.8)	(40.5)	(53.7)	(7.6)	(384.3)	(42.5)	(426.8)
Impairment of mining properties	—	—	—	—	—	(256.9)	—	(256.9)	—	(256.9)
Segment income/(loss)	$172.0	$38.6	$87.7	$27.4	$3.1	$(265.8)	$(7.6)	$55.4	$22.3	$77.7
Other expenses (i)										(395.7)
Loss before taxes										$(318.0)
Income tax recovery										113.9
Loss from continuing operations										$(204.1)
Loss from discontinued operation										—
Net loss										$(204.1)

For the year ended December 31, 2016	Chapada	El Peñón	Canadian Malartic	Jacobina	Minera Florida	Gualca-mayo	Corporate and other	Total excluding Brio Gold	Brio Gold	Total
Revenue (ii) (iii)	$317.0	$380.8	$366.8	$145.5	$135.5	$205.9	$—	$1,551.5	$236.2	$1,787.7
Cost of sales excluding depletion, depreciation and amortization	(201.5)	(204.1)	(179.0)	(86.8)	(79.2)	(136.0)	—	(886.6)	(142.4)	(1,029.0)
Gross margin excluding depletion, depreciation and amortization	$115.5	$176.7	$187.8	$58.7	$56.3	$69.9	$—	$664.9	$93.8	$758.7
Depletion, depreciation and amortization	(45.9)	(105.7)	(121.3)	(39.9)	(33.7)	(39.6)	(9.1)	(395.2)	(67.1)	(462.3)
Impairment of mining properties	—	(600.5)	—	—	—	—	—	(600.5)	(110.8)	(711.3)
Segment income/(loss)	$69.6	$(529.5)	$66.5	$18.8	$22.6	$30.3	$(9.1)	$(330.8)	$(84.1)	$(414.9)
Other expenses (i)										(200.8)
Loss before taxes										$(615.7)
Income tax recovery										324.9
Loss from continuing operations										$(290.8)
Loss from discontinued operation										(17.5)
Net loss										$(308.3)

(i)
Other expenses are comprised of general and administrative expense of $113.6 million (2016 - $100.2 million), exploration and evaluation expense of $21.2 (2016 - $14.9 million), net finance expense of $137.7 million (2016 - $142.2 million), other operating expenses of $23.6 (2016 - $39.7 million) and expenses related to impairment of non-

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operating mineral properties of $99.6 million (2016 - reversal of $96.2 million). Refer to Note 11: Impairment and Reversal of Impairment to the Company's Consolidated Financial Statements for additional details including the amount corresponding to each reportable segment.

(ii)	Gross revenues are derived from sales of gold of $1,433.9 million (2016 - $1,473.5 million) and silver of $86.1 million (2016 - $112.7 million) and copper of $283.8 million (2016 - $201.5 million).

(iii)
Intersegment sales are eliminated in the above information reported to the Company’s CODM. For the year ended December 31, 2017, intersegment purchases included $1,803.8 million of gold, silver and copper purchased by the Company’s corporate office from the Company’s producing mines (2016 - $1,787.7 million) and revenue related to the sale of these metals to third parties was $1,803.8 million (2016 - $1,787.7 million).

Capital expenditures	Chapada	El Peñón	Canadian Malartic	Gualca-mayo	Minera Florida	Jacobina	Corporate and other (i)	Total excluding Brio Gold	Brio Gold	Total
For the year ended December 31, 2017	$46.7	$56.3	$89.4	$23.6	$52.6	$45.1	$209.6	$523.3	$84.2	$607.5
For the year ended December 31, 2016	$82.6	$88.4	$60.7	$21.8	$45.3	$46.1	$83.3	$428.2	$67.2	$495.4

(i)	Balance includes $179.7 million for construction of Cerro Moro (2016 - $63.9 million).

(c)	Information about Geographical Areas

Revenue is attributed to regions based on the source location of the product sold.

As at December 31,	2017	2016
Canada	$403.1	$366.8
Chile	397.1	516.3
Brazil	815.0	698.8
Argentina	188.6	205.8
Total revenue	$1,803.8	$1,787.7

Non-current assets for this purpose exclude deferred tax assets.

As at December 31,	2017	2016
Canada	$1,782.5	$2,118.7
Chile	1,716.2	1,529.1
Brazil	2,082.9	1,902.7
Argentina	2,207.6	2,549.1
United States	36.9	33.0
Total non-current assets	$7,826.1	$8,132.6

(d)	Information about Major Customers

The Company sells its gold, silver and copper through the corporate office to major metal exchange markets or directly to major Canadian financial institutions and to smelters. Given the nature of the Company's product, there are always willing market participants ready to purchase the Company's products at the prevailing market prices.
The following table presents sales to individual customers that exceeded 10% of annual metal sales for the following periods:

For the years ended December 31,	2017	2016
Customer (i)
1	$384.5	$422.3
2	267.1	232.5
3	—	297.5
4	262.7	278.6
5	229.9	—
Total sales to customers exceeding 10% of annual metal sales	$1,144.2	$1,230.9
Percentage of total metal sales	63.4%	68.9%

(i)	A balance is only included for a customer in each year where total sales to that customer exceeded 10% of annual metal sales in the period.

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33.    CONTRACTUAL COMMITMENTS

Construction and Service Contracts

As at December 31,	2017	2016
Within 1 year	$515.3	$312.4
Between 1 to 3 years	501.7	247.5
Between 3 to 5 years	150.0	57.7
After 5 years	—	10.4
	$1,167.0	$628.0

In addition, the Company has arranged irrevocable letters of credit for the amounts of $18.3 million (C$24.6 million) in favor of the Government of Quebec and $0.4 million (C$0.5 million) in favor of the Government of Ontario as a guarantee of payment of the rehabilitation and restoration work relating to the Company's share of mining interest in Canadian Malartic. Such irrevocable letters of credit will be automatically extended for one year periods from the expiration date and future expiration dates thereafter.

Operating Leases

The Company leases office premises under non-cancellable operating leases. The total of future minimum lease payments under non-cancellable operating leases are as follows:

As at December 31,	2017	2016
Within 1 year	$5.9	$1.9
Between 1 and 5 years	14.7	1.5
After 5 years	6.1	—
	$26.7	$3.4

The total operating lease payments that were expensed during the year amounted to $4.0 million (2016 - $4.3 million).

34.    CONTINGENCIES

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated.  Certain conditions may exist as of the date the financial statements are issued that may result in a loss to the Company, but which will be resolved only when one or more future events occur or fail to occur. The impact of any resulting loss from such matters affecting these Consolidated Financial Statements of the Company may be material.

Canadian Malartic

On August 2, 2016, Canadian Malartic General Partnership (“CMGP”), a general partnership jointly owned by the Company and Agnico Eagle Mines Limited (the "Partnership"), was served with a class action lawsuit with respect to allegations involving the Canadian Malartic mine.  The complaint is in respect of "neighbourhood annoyances" arising from dust, noise, vibrations and blasts at the mine.  The plaintiffs are seeking damages in an unspecified amount as well as punitive damages in the amount of $20 million.  The class action was certified in May 2017.  In November 2017, a declaratory judgment was issued allowing the Partnership to settle individually with class members for 2017.  The plaintiffs have since announced that they intend to file an application for leave to appeal this declaratory judgment.  On December 11, 2017, hearings were completed in respect of certain preliminary matters, including the Partnership's application for partial dismissal of the class action.  The Company and the Partnership will take all necessary steps to defend themselves from this lawsuit.

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On August 15, 2016, the Partnership received notice of an application for injunction relating to the Canadian Malartic mine, which had been filed under the Environment Quality Act (Quebec).  A hearing related to an interlocutory injunction was completed on March 17, 2017 and a decision of the Superior Court of Quebec dismissed the injunction.  An application for permanent injunction is currently pending.  The Company and the Partnership have reviewed the injunction request, consider the request without merit and will take all reasonable steps to defend against this injunction.  These measures include a motion for the dismissal of the application for injunction, which has been filed and will be heard at a date to be determined.  While at this time the potential impacts of the injunction cannot be definitively determined, the Company expects that if the injunction were to be granted, there would be a negative impact on the operations of the Canadian Malartic mine, which could include a reduction in production.

On June 1, 2017, the Partnership was served with an application for judicial review to obtain the annulment of a governmental decree.  The Partnership is an impleaded party in the proceedings.  The applicant seeks to obtain the annulment of a decree authorizing the expansion of the Canadian Malartic mine.  The Company and the Partnership have reviewed the application for judicial review, consider the application without merit and will take all reasonable steps to defend against this application.  The hearing on the merits is scheduled to take place in October 2018.  While the Company believes it is highly unlikely that the annulment will be granted, the Company expects that if the annulment were to be granted, there would be a negative impact on the operations of the Canadian Malartic mine, which could include a reduction in anticipated future production.

35.     RELATED PARTY TRANSACTIONS

(a)	Related Parties and Transactions

The Company’s related parties include its subsidiaries, a joint venture in which the Company is a joint operator, and key management personnel. During its normal course of operation, the Company enters into transactions with its related parties for goods and services.

For the years ended December 31, 2017 and 2016, there are no other related party transactions other than those disclosed below.

(b)	Compensation of Key Management Personnel

The Company considers key management personnel to be those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly.

For the years ended December 31,	2017	2016
Senior Leadership Team
Salaries	$12.8	$6.6
Share-based payments (i)	4.9	2.5
Other benefits	2.7	1.5
	$20.4	$10.6
Board Directors
Fees	$1.6	$1.7
Share-based payments	1.1	1.0
Other benefits	—	—
	$2.7	$2.7
Other Executives and Officers
Salaries	$4.1	$3.5
Share-based payments	1.1	0.6
Other benefits	0.7	0.5
	$5.9	$4.6
Brio Gold
Salaries	$2.1	$1.5
Share-based payments	7.0	7.0
Other benefits	—	0.1
	$9.1	$8.6
Total
Salaries	$20.6	$13.3
Share-based payments (i)	14.1	11.1
Other benefits (ii)	3.4	2.1
	$38.1	$26.5

(i)
Refer to Note 29: Share-Based Payments to the Company's Consolidated Financial Statements for further disclosures on share-based payments. Balances exclude the periodic fair value adjustment (mark-to-market) on the deferred share units.

(ii)	Included in other benefits are contributions to defined contribution pension plans.

36.     SUBSEQUENT EVENTS

Non-Adjusting Events

(a)	Shareholder Supported Take-over Bid for Brio Gold Inc.

In January 2018, Leagold Mining Corporation ("Leagold") announced that it intended to make an offer to acquire all of the issued and outstanding shares of Brio Gold Inc. (“Brio Shares”) on or before February 28, 2018 (the “Offer”). Pursuant to the Offer, holders of Brio Shares would receive 0.922 of a share of Leagold for each Brio Share held. Based on the share exchange ratio to be provided under the Offer, the Company would receive 58,115,953 shares of Leagold, representing approximately 22% ownership in the combined entity. The Company entered into a support agreement endorsing a transaction with Leagold. Pursuant to the agreement, the Company agreed to tender all of its Brio Shares and to hold the Leagold shares it receives pursuant to the Offer for a minimum period of 12 months, subject to certain exceptions.

(b)	Copper Advanced Sales Program

The Company entered into a copper advanced sales program pursuant to which the Company received $125.0 million on January 12, 2018 in exchange for approximately 40.3 million pounds of copper to be delivered in the second half of 2018 and first half of 2019. This production represents approximately one third of planned production in the period of the program or approximately 16 per cent of the total production for 2018 and 2019. Copper is expected to be delivered against these prepaid volumes coincident with planned shipments of concentrate from the Chapada mine. The cash consideration will be treated as deferred revenue to be amortized, and the revenue recognized, over the second half of 2018 and first half of 2019 when the physical deliveries of copper occur under the prepaid sales. The cash consideration will be included in operating cash flow for the first quarter of 2018.

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(c)	Refinancing of Debt - Redemption of 2019 Notes

During the fourth quarter of 2017, the Company completed an offering of $300 million of 4.625% senior notes due December 2027. With these funds, on January 29, 2018, the Company redeemed $181.5 million of 6.97% senior notes due December 2019 at a make-whole price of 108.12. These items have extended the tenor of the Company’s fixed term debt profile at lower average interest rates and improved financial flexibility. During the first and second quarter of 2018, the Company has senior notes maturities of $73.6 million and $35.0 million, respectively, that will be retired as they come due. Following the 2018 maturities, the Company’s next scheduled maturity of fixed rate debt of $84 million is not until March 2020.

37.    GUARANTOR SUBSIDIARIES ANNUAL FINANCIAL STATEMENTS

The obligations of the Company under the senior debt notes and revolver facility are guaranteed by the following 100% owned subsidiaries of the Company (the ‘‘guarantor subsidiaries’’): Mineração Maracá Industria e Comércio S.A., Jacobina Mineração e Comércio Ltda., Minera Meridian Limitada, Minera Florida Limitada, Yamana Chile Rentista de Capitales Mobiliarios Limitada, Yamana Argentina Holdings B.V., and Yamana Malartic Canada Inc. All guarantees by the guarantor subsidiaries are joint and several, and full and unconditional, subject to certain customary release provisions contained in the indenture (as supplemented) governing the senior debt notes. Based on the domestic regulations of jurisdictions of the subsidiaries, collection of funds in the form of dividend or loan payments would be subject to customary repatriation restrictions.

The following tables outline separate condensed financial information related to the issuer, and the guarantor and non-guarantor subsidiaries and as set out in the Consolidated Balance Sheets as at December 31, 2017 and December 31, 2016 and the Consolidated Statements of Operations, Consolidated Statements of Comprehensive Loss and Consolidated Statements of Cash Flows for the years ended December 31, 2017 and December 31, 2016. For the purposes of this information, the financial information of the Company and the guarantor subsidiaries reflect investments in subsidiary companies on an equity accounting basis and are in compliance with Rule 3-10 of Regulation S-X. As provided for under Rule 3-10 of Regulation S-X the Company’s basis is “pushed down” to the applicable subsidiary columns.

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CONDENSED CONSOLIDATED BALANCE SHEETS

As at December 31, 2017	Yamana Gold Inc. (parent)	Guarantor subsidiaries	Non-guarantors	Eliminations and reclassifications	Consolidated
Assets
Current assets:
Cash and cash equivalents	$98.2	$24.9	$25.8	$—	$148.9
Trade and other receivables	24.4	10.2	4.0	—	38.6
Inventories	11.8	109.0	42.7	—	163.5
Other financial assets	2.6	(0.5)	11.1	—	13.2
Other assets	3.1	89.1	27.2	—	119.4
Assets held for sale	—	123.2	232.6	—	355.8
Intercompany receivables	—	125.9	19.1	(145.0)	—
	$140.1	$481.8	$362.5	$(145.0)	$839.4
Non-current assets:
Property, plant and equipment	24.4	3,556.5	3,678.8	—	7,259.7
Investment in associates	4,554.3	177.1	—	(4,731.4)	—
Other financial assets	17.3	4.7	4.1	—	26.1
Deferred tax assets	73.0	14.7	10.1	—	97.8
Goodwill and intangibles	34.8	409.1	5.6	—	449.5
Other assets	—	44.5	46.3	—	90.8
Intercompany receivables	1,486.4	—	—	(1,486.4)	—
Total assets	$6,330.3	$4,688.4	$4,107.4	$(6,362.8)	$8,763.3
Liabilities
Current liabilities:
Trade and other payables	$49.7	$191.5	$104.2	$—	$345.4
Income taxes payable	—	87.0	4.8	—	91.8
Other financial liabilities	121.4	56.8	24.9	—	203.1
Other provisions and liabilities	1.0	11.6	44.1	—	56.7
Liabilities held for sale	—	1.1	82.6	—	83.7
Intercompany payables	145.1	7.5	185.2	(337.8)	—
	$317.2	$355.5	$445.8	$(337.8)	$780.7
Non-current liabilities:
Long-term debt	1,673.2	1.9	72.6	—	1,747.7
Decommissioning, restoration and similar liabilities	—	185.9	72.3	—	258.2
Deferred tax liabilities	5.5	553.8	587.8	—	1,147.1
Other financial liabilities	21.0	38.7	26.0	—	85.7
Other provisions and liabilities	—	70.4	226.2	—	296.6
Intercompany payables	—	115.6	1,370.8	(1,486.4)	—
Total liabilities	$2,016.9	$1,321.8	$2,801.5	$(1,824.2)	$4,316.0
Equity
Equity attributable to Yamana Gold Inc. shareholders	$4,313.4	$3,366.6	$1,287.2	$(4,653.8)	$4,313.4
Non-controlling interest	—	—	18.7	115.2	133.9
Total equity	$4,313.4	$3,366.6	$1,305.9	$(4,538.6)	$4,447.3
Total liabilities and equity	$6,330.3	$4,688.4	$4,107.4	$(6,362.8)	$8,763.3

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As at December 31, 2016	Yamana Gold Inc. (parent)	Guarantor subsidiaries	Non-guarantors	Eliminations and reclassifications	Consolidated
Assets
Current assets:
Cash and cash equivalents	$35.1	$29.5	$32.8	$—	$97.4
Trade and other receivables	31.7	3.0	1.9	—	36.6
Inventories	10.5	125.0	118.6	—	254.1
Other financial assets	4.5	5.0	4.9	—	14.4
Other assets	3.9	85.1	60.9	—	149.9
Assets held for sale	—	—	—	—	—
Intercompany receivables	(14.7)	152.1	18.6	(156.0)	—
	$71.0	$399.7	$237.7	$(156.0)	$552.4
Non-current assets:
Property, plant and equipment	23.1	3,572.5	3,970.7	—	7,566.3
Investment in associates	4,800.7	203.6	—	(5,004.3)	—
Other financial assets	29.5	3.3	3.3	—	36.1
Deferred tax assets	45.5	50.0	21.2	—	116.7
Goodwill and intangibles	38.0	434.4	8.6	—	481.0
Other assets	—	39.5	9.7	—	49.2
Intercompany receivables	1,318.9	—	—	(1,318.9)	—
Total assets	$6,326.7	$4,703.0	$4,251.2	$(6,479.2)	$8,801.7
Liabilities
Current liabilities:
Trade and other payables	$42.4	$176.1	$121.5	$—	$340.0
Income taxes payable	—	—	4.8	—	4.8
Other financial liabilities	—	71.4	3.1	—	74.5
Other provisions and liabilities	—	12.6	43.2	—	55.8
Liabilities held for sale	—	—	—	—	—
Intercompany payables	170.7	20.8	72.0	(263.5)	—
	$213.1	$280.9	$244.6	$(263.5)	$475.1
Non-current liabilities:
Long-term debt	1,572.2	1.6	—	—	1,573.8
Decommissioning, restoration and similar liabilities	—	123.8	98.4	—	222.2
Deferred tax liabilities	12.3	579.8	919.3	—	1,511.4
Other financial liabilities	16.9	52.5	7.5	—	76.9
Other provisions and liabilities	—	54.1	308.2	—	362.3
Intercompany payables	—	104.9	1,214.0	(1,318.9)	—
Total liabilities	$1,814.5	$1,197.6	$2,792.0	$(1,582.4)	$4,221.7
Equity
Equity attributable to Yamana Gold Inc. shareholders	$4,512.2	$3,505.4	$1,440.5	$(4,945.9)	$4,512.2
Non-controlling interest	—	—	18.7	49.1	67.8
Total equity	$4,512.2	$3,505.4	$1,459.2	$(4,896.8)	$4,580.0
Total liabilities and equity	$6,326.7	$4,703.0	$4,251.2	$(6,479.2)	$8,801.7

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CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

For the year ended December 31, 2017	Yamana Gold Inc. (parent)	Guarantor subsidiaries	Non-guarantors	Eliminations and reclassifications	Consolidated
Revenue	$1,555.6	$1,780.6	$403.0	$(1,935.4)	$1,803.8
Cost of sales excluding depletion, depreciation and amortization	(1,536.5)	(1,141.1)	(294.0)	1,929.2	(1,042.4)
Gross margin excluding depletion, depreciation and amortization	$19.1	$639.5	$109.0	$(6.2)	$761.4
Depletion, depreciation and amortization	(6.5)	(322.7)	(97.6)	—	(426.8)
Impairment of mining properties	—	—	(256.9)	—	(256.9)
Mine operating earnings/(loss)	12.6	316.8	(245.5)	(6.2)	77.7
Expenses (i)
General and administrative	(50.9)	(9.8)	(52.9)	—	(113.6)
Exploration and evaluation	(0.9)	(10.1)	(10.2)	—	(21.2)
Equity (loss)/income from associates	(176.6)	(26.5)	—	203.1	—
Other expenses	(4.4)	(15.9)	(3.3)	—	(23.6)
Reversal/(Impairment) of non-operating mining properties	—	—	(99.6)	—	(99.6)
Operating (loss)/income	(220.2)	254.5	(411.5)	196.9	(180.3)
Finance income (i)	123.8	75.0	201.7	(397.1)	3.4
Finance expense	(137.1)	(205.2)	(203.1)	404.3	(141.1)
Net finance income (expense)	(13.3)	(130.2)	(1.4)	7.2	(137.7)
(Loss)/income before taxes	(233.5)	124.3	(412.9)	204.1	(318.0)
Income tax recovery from continuing operations	29.3	(214.3)	298.9	—	113.9
Net loss from continuing operations	(204.2)	(90.0)	(114.0)	204.1	(204.1)
Net loss from discontinued operations	—	—	—	—	—
Net loss	$(204.2)	$(90.0)	$(114.0)	$204.1	$(204.1)

Attributable to:
Yamana Gold Inc. equityholders	(204.2)	(90.0)	(104.3)	204.1	(194.4)
Non-controlling interests	—	—	(9.7)	—	(9.7)
Net loss	(204.2)	(90.0)	(114.0)	204.1	(204.1)

Total other comprehensive income	$5.6	$—	$7.1	$—	$12.7
Total comprehensive loss	$(198.6)	$(90.0)	$(106.9)	$204.1	$(191.4)

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For the year ended December 31, 2016	Yamana Gold Inc. (parent)	Guarantor subsidiaries	Non-guarantors	Eliminations and reclassifications	Consolidated
Revenue	$1,845.9	$1,653.6	$435.0	$(2,146.8)	$1,787.7
Cost of sales excluding depletion, depreciation and amortization	(1,786.9)	(1,108.0)	(279.8)	2,145.7	(1,029.0)
Gross margin excluding depletion, depreciation and amortization	59.0	545.6	155.2	(1.1)	758.7
Depletion, depreciation and amortization	(7.3)	(347.0)	(108.0)	—	(462.3)
Impairment of mining properties	—	(600.5)	(110.8)	—	(711.3)
Mine operating earnings/(loss)	51.7	(401.9)	(63.6)	(1.1)	(414.9)
Expenses (i)
General and administrative	(48.6)	(20.5)	(31.1)	—	(100.2)
Exploration and evaluation	(0.6)	(8.7)	(5.6)	—	(14.9)
Equity (loss)/income from associates	(366.6)	65.6	—	301.0	—
Other expenses	5.6	(15.7)	(29.6)	—	(39.7)
Reversal/(Impairment) of non-operating mining properties	—	—	96.2	—	96.2
Operating (loss)/income	(358.5)	(381.2)	(33.7)	299.9	(473.5)
Finance income (i)	130.9	85.3	208.8	(423.4)	1.6
Finance expense	(97.7)	(258.5)	(217.2)	429.6	(143.8)
Net finance income (expense)	33.2	(173.2)	(8.4)	6.2	(142.2)
(Loss)/income before taxes	(325.3)	(554.4)	(42.1)	306.1	(615.7)
Income tax recovery from continuing operations	17.0	284.7	23.2	—	324.9
Net loss from continuing operations	(308.3)	(269.7)	(18.9)	306.1	(290.8)
Net loss from discontinued operations	—	(11.6)	(5.9)	—	(17.5)
Net loss	$(308.3)	$(281.3)	$(24.8)	$306.1	$(308.3)

Attributable to:
Yamana Gold Inc. equityholders	(308.3)	(281.3)	(24.4)	306.1	(307.9)
Non-controlling interests	—	—	(0.4)	—	(0.4)
Net loss	(308.3)	(281.3)	(24.8)	306.1	(308.3)

Total other comprehensive loss	$(4.3)	$—	$—	$—	$(4.3)
Total comprehensive loss	$(312.6)	$(281.3)	$(24.8)	$306.1	$(312.6)
(i) Balances are net of intercompany movements in the respective classifications which are eliminated on consolidation.

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CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the year ended December 31, 2017	Yamana Gold Inc. (parent)	Guarantor subsidiaries	Non-guarantors	Eliminations and reclassifications	Consolidated
Operating activities
Loss before taxes	$(233.5)	$124.3	$(412.9)	$204.1	(318.0)
Adjustments to reconcile earnings before taxes to net operating cash flows:
Depletion, depreciation and amortization	6.5	322.7	97.6	—	426.8
Share-based payments	7.2	—	5.4	—	12.6
Equity loss/(income) from associate	176.6	26.5	—	(203.1)	—
Finance income	(123.8)	(75.0)	(201.7)	397.1	(3.4)
Finance expense	137.1	205.2	203.1	(404.3)	141.1
Mark-to-market on sales of concentrate and price adjustments on unsettled invoices	(4.0)	—	—	—	(4.0)
Mark-to-market on investments and other assets	2.5	—	—	—	2.5
Impairment of mineral properties	—	—	356.5	—	356.5
Amortization of deferred revenue on metal purchase agreements	—	(8.6)	—	—	(8.6)
Other non-cash (recoveries)/expenses	—	16.3	(24.1)	—	(7.8)
Advanced payments received on metal purchase agreements	6.6	—	—	—	6.6
Decommissioning, restoration and similar liabilities paid	—	(3.7)	(0.9)	—	(4.6)
Other cash payments	—	—	(6.0)	—	(6.0)
Cash flows from/(used in) operating activities before income taxes paid and net change in working capital	$(24.8)	$607.7	$17.0	$(6.2)	$593.7
Income taxes paid	—	(18.9)	(0.1)	—	(19.0)
Payments made related to the Brazilian tax matters	—	(76.7)	—	—	(76.7)
Cash flows from/(used in) operating activities before net change in working capital	$(24.8)	$512.1	$16.9	$(6.2)	$498.0
Net change in working capital	7.6	(48.1)	(2.0)	28.5	(14.0)
Intercompany movement in operations	(66.6)	12.8	138.9	(85.1)	—
Cash flows from/(used in) operating activities of continuing operations	$(83.8)	$476.8	$153.8	$(62.8)	$484.0
Cash flows from/(used in) operating activities of discontinued operations	$—	$—	$—	$—	$—
Investing activities
Acquisition of property, plant and equipment	$(2.4)	$(306.0)	$(299.4)	$(36.0)	$(643.8)
Proceeds from sale of Mexican operations	—	—	—	—	—
Acquisition of Mineração Riacho dos Machados Ltda, net of cash acquired	—	—	—	—	—
Proceeds on disposal of investments and other assets	17.5	—	—	—	17.5
Cash used in other investing activities	—	(17.9)	—	—	(17.9)
Cash flows from/(used in) investing activities of continuing operations	$15.1	$(323.9)	$(299.4)	$(36.0)	$(644.2)
Cash flows from/(used in) investing activities of discontinued operations	$—	$—	$—	$—	$—
Financing activities
Dividends paid	$(18.9)	$—	$—	$—	$(18.9)
Interest and other finance expenses paid	(103.8)	—	—	—	(103.8)
Proceeds from Brio Gold Inc. private placement and rights offering	71.5	—	—	—	71.5

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Repayment of term loan and notes payable	(460.9)	—		—	(460.9)
Proceeds from term loan and notes payable	655.0	—	75.0	—	730.0
Proceeds/(repayments) of intercompany financing activities	(11.2)	(150.9)	63.3	98.8	—
Cash flows from/(used in) financing activities of continuing operations	$131.7	$(150.9)	$138.3	$98.8	$217.9
Effect of foreign exchange on non-US Dollar denominated cash and cash equivalents	0.1	(6.6)	6.6	—	0.1
Increase/(Decrease) in cash and cash equivalents of continuing operations	$63.1	$(4.6)	$(0.7)	$—	$57.8
Increase/(Decrease) in cash and cash equivalents of discontinued operations	$—	$—	$—	$—	$—
Cash and cash equivalents of continuing operations, beginning of year	$35.1	$29.5	$32.8	$—	$97.4
Cash and cash equivalents of discontinued operations, beginning of year	$—	$—	$—	$—	$—
Cash and cash equivalents reclassified as held for sale	$—	$—	$(6.3)	$—	$(6.3)
Cash and cash equivalents of continuing operations, end of year	$98.2	$24.9	$25.8	$—	$148.9
Cash and cash equivalents of discontinued operations, end of year	$—	$—	$—	$—	$—

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For the year ended December 31, 2016	Yamana Gold Inc. (parent)	Guarantor subsidiaries	Non-guarantors	Eliminations and reclassifications	Consolidated
Operating activities
Loss before taxes	$(325.3)	$(554.4)	$(42.1)	$306.1	(615.7)
Adjustments to reconcile earnings before taxes to net operating cash flows:
Depletion, depreciation and amortization	7.3	347.0	108.0	—	462.3
Share-based payments	7.2	—	7.0	—	14.2
Equity loss/(income) from associate	366.6	(65.6)	—	(301.0)	—
Finance income	(130.9)	(85.3)	(208.8)	423.4	(1.6)
Finance expense	97.7	258.5	217.2	(429.6)	143.8
Mark-to-market on sales of concentrate and price adjustments on unsettled invoices	(9.3)	0.2	—	—	(9.1)
Mark-to-market on investments and other assets	(16.1)	0.1	11.7	—	(4.3)
Impairment of mineral properties	—	600.5	14.6	—	615.1
Amortization of deferred revenue on metal purchase agreements	—	—	(6.8)	—	(6.8)
Other non-cash (recoveries)/expenses	—	24.7	12.0	—	36.7
Advanced payments received on metal purchase agreements	—	—	64.0	—	64.0
Decommissioning, restoration and similar liabilities paid	—	(6.3)	(1.8)	—	(8.1)
Other cash payments	—	—	—	—	—
Cash flows from/(used in) operating activities before income taxes paid and net change in working capital	$(2.8)	$519.4	$175.0	$(1.1)	$690.5
Income taxes paid	—	(59.3)	(4.6)	—	(63.9)
Payments made related to the Brazilian tax matters	—	—	—	—	—
Cash flows from/(used in) operating activities before net change in working capital	$(2.8)	$460.1	$170.4	$(1.1)	$626.6
Net change in working capital	(20.2)	2.6	25.0	17.9	25.3
Intercompany movement in operations	(99.5)	115.2	(68.3)	52.6	—
Cash flows from/(used in) operating activities of continuing operations	$(122.5)	$577.9	$127.1	$69.4	$651.9
Cash flows from/(used in) operating activities of discontinued operations	$—	$12.9	$—	$—	$12.9
Investing activities
Acquisition of property, plant and equipment	$(3.4)	$(277.9)	$(214.1)	$—	$(495.4)
Proceeds from sale of Mexican operations	124.0	—	—	—	124.0
Acquisition of Mineração Riacho dos Machados Ltda, net of cash acquired	—	—	(50.2)	—	(50.2)
Proceeds on disposal of investments and other assets	33.6	—	—	—	33.6
Cash used in other investing activities	(9.1)	(10.6)	—	—	(19.7)
Cash flows from/(used in) investing activities of continuing operations	$145.1	$(288.5)	$(264.3)	$—	$(407.7)
Cash flows from/(used in) investing activities of discontinued operations	$—	$(12.9)	$—	$—	$(12.9)
Financing activities
Dividends paid	$(28.0)	$—	$—	$—	$(28.0)
Interest and other finance expenses paid	(96.2)	—	—	—	(96.2)
Proceeds from Brio Gold Inc. private placement and rights offering	40.7	—	—	—	40.7
Repayment of term loan and notes payable	(462.6)	(21.9)	—	—	(484.5)
Proceeds from term loan and notes payable	300.5	—	—	—	300.5

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Proceeds/(repayments) of intercompany financing activities	194.7	(271.8)	146.5	(69.4)	—
Cash flows from/(used in) financing activities of continuing operations	$(50.9)	$(293.7)	$146.5	$(69.4)	$(267.5)
Effect of foreign exchange on non-US Dollar denominated cash and cash equivalents	(2.5)	5.8	(2.5)	—	0.8
Increase/(Decrease) in cash and cash equivalents of continuing operations	$(30.8)	$1.5	$6.8	$—	$(22.5)
Increase/(Decrease) in cash and cash equivalents of discontinued operations	$—	$—	$—	$—	$—
Cash and cash equivalents of continuing operations, beginning of year	$65.9	$28.0	$26.0	$—	$119.9
Cash and cash equivalents of discontinued operations, beginning of year	$—	$—	$—	$—	$—
Cash and cash equivalents reclassified as held for sale	$—	$—	$—	$—	$—
Cash and cash equivalents of continuing operations, end of year	$35.1	$29.5	$32.8	$—	$97.4
Cash and cash equivalents of discontinued operations, end of year	$—	$—	$—	$—	$—

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